Exhibit 1

DISCLOSURE DOCUMENT (FOLLETO INFORMATIVO)

VISTA ENERGY, S.A.B. DE C.V.

Pedregal 24, 4th Floor, Colonia Molino del Rey, Miguel Hidalgo, Mexico City, Mexico

http://www.vistaenergy.com

Ticker Symbol: “VISTA”

February 23, 2023

STATEMENT REGARDING OUR CORPORATE REORGANIZATION

This disclosure document (folleto informativo) is being submitted by Vista Energy, S.A.B. de C.V. (“we,” “us” or “Vista”) pursuant to Article 104-IV of the LMV, and Article 35 and Exhibit P of the Ancillary Securities Market Regulations. Capitalized terms used in this disclosure document have the meanings assigned to them in the “DEFINED TERMS” section below.

We hereby advise our shareholders and the public that our board of directors has authorized this Transaction (as defined below) as described in the “INFORMATION REGARDING THE TRANSACTION” section of this disclosure document.

Summary of the Transaction

Vista informs its shareholders and investors that the corporate restructuring described in this disclosure document consists of a two-phase transaction between Vista’s subsidiary, Vista Energy Argentina S.A.U. (“Vista Argentina”) and Petrolera Aconcagua Energía, S.A. (“Aconcagua”), starting on the Effective Date and ending on the Final Closing Date, pursuant to the terms and subject to the conditions provided for in certain agreement dated February 23, 2023, entered into under the laws of Argentina between Vista Argentina and Aconcagua. As of the Effective Date, Aconcagua will become the operator of the Concessions on an “as is where is” basis, will have rights to 60% of the reserves and hydrocarbon production of the Neuquén Concession and the Río Negro Concessions, and will be responsible for 100% of the costs, taxes, and royalties and other Assumed Liabilities of the Concessions. Vista will retain the rights to 40% of the hydrocarbon reserves and production of the Neuquén Concession and the Río Negro Concessions and will receive a certain cash payment. In addition, Vista Argentina and Aconcagua will work together with the Provinces of Río Negro and Neuquén in Argentina to carry out the assignment by Vista Argentina to Aconcagua of (a) 100% of the participating interest in the Neuquén Concession, (b) 100% of the participating interest in the Río Negro Concessions, and (c) 100% of the participating interest in the Transportation Concessions, no later than February 28, 2027. For further information on the Transaction, please refer to the “INFORMATION REGARDING THE TRANSACTION,” and “RELEVANT AGREEMENTS” sections of this disclosure document.

Characteristics of Our Securities Prior to and Following the Transaction

There will be no amendments to the characteristics of the securities representing the Shares and the rights of our Shareholders will remain unchanged as a result of the Transaction.

Important Information

Our Shares were originally registered with the RNV maintained by the CNBV, under file No. 3573-1.00-2017-001. As a result of the updates to the registration of the Shares with the RNV, as authorized by the CNBV through official communications No. 153/11056/2017 dated November 24, 2017 and No. 153/11202/2017 dated December 18, 2017, the Shares were registered under file No. 3573-1.00-2017-003 with the RNV and listed on the BMV. As a result of the update of the registration of the Shares with the RNV, as authorized by the CNBV through official communication No. 153/12125/2020 dated February 21, 2020, the shares were registered under file No. 3573-1.00-2020-006 with the RNV and listed on the BMV.

Registration with the RNV does not imply any certification as to the investment quality of the securities, the solvency of the Issuer, or the accuracy or truthfulness of the information contained in this disclosure document and does not validate any act undertaken in contravention of the law.

This statement is available to investors on our website www.vistaenergy.com.

In addition, an electronic version of this statement is available on the BMV’s website at: www.bmv.com.mx.

TABLE OF CONTENTS

Page

FORWARD-LOOKING STATEMENTS	1
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	2
DEFINED TERMS	5
EXECUTIVE SUMMARY	10
INFORMATION REGARDING THE TRANSACTION	13
Detailed Description of the Transaction	13
General Description of the Assets Subject to the Transaction	18
Purpose of the Transaction	21
Sources of Financing and Operating Expenses	21
Transaction Approval Date	21
Accounting Treatment	21
Tax Consequences of the Transaction	21
Consequences on Vista’s Proved Reserves	22
INFORMATION OF THE PARTIES INVOLVED IN THE TRANSACTION	23
Vista Energy	23
Vista Argentina	25
Aconcagua	27
RISK FACTORS	29
Risks Related to the Transaction	29
SELECTED FINANCIAL INFORMATION	31
MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION	35
i) Operating Results	35
ii) Financial Position, Liquidity and Capital Resources	36
OTHER FINANCIAL INFORMATION	38
Adjusted EBITDA Reconciliation	38
Adjusted Net Income Reconciliation	39
RELEVANT AGREEMENTS	40
RESPONSIBLE PARTIES	42
EXHIBITS	43
1. PRO FORMA FINANCIAL STATEMENTS; INDEPENDENT PUBLIC ACCOUNTANT REPORT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION TO BE INCLUDED IN THE DISCLOSURE DOCUMENT	43

FORWARD-LOOKING STATEMENTS

This document includes projections and subjective analysis, as well as assertions. Certain information contained herein derives from sources prepared by third parties. While such information has been deemed reliable for purposes of this disclosure document, neither Vista, its managers, employees, members, partners, shareholders, agents or advisors make any statement or guarantee or assume any express or implied obligations regarding the sufficiency, precision, or reliability of such information, or of the projections, forecasts and assertions contained herein; moreover, nothing contained in this disclosure document should be considered as an expectation, promise, or declaration on past, present, or future performance. This document includes, and discussions around it might mention, “forward-looking statements.” Forward-looking statements may constitute information regarding potential operational results, as well as a description of our business strategies and plans. The words “can,” “could,” “must,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “future,” “potential,” “predict,” “suggested,” “objective,” “forecast,” “continuous,” and similar statements may identify forward-looking statements. Forward-looking statements are not historical facts and are based on the current expectations, beliefs, forecasts and projections, as well as on various assumptions of Vista and Vista’s Management which, by their nature, are uncertain and beyond their control. Such expectations, beliefs, forecasts and projections are expressed on a good faith basis, and on the basis that Vista and Vista’s Management believe there is reasonable support for them. However, we cannot guarantee that the Management’s expectations, beliefs, forecasts and projections will be fulfilled and, therefore, real results may materially differ from what is indicated as forward-looking statements. Forward-looking statements are subject to risks and uncertainties that may result in material differences in performance and results from those indicated as forward-looking statements. Forward-looking statements are limited to the date in which they are made. Neither Vista nor its respective directors, officers, employees, members, partners, shareholders, agents or advisors assumes an obligation to update forward-looking statements in order for them to reflect real results, further events or circumstances, or other changes which may affect the information provided as forward-looking statements, unless and as long as such updates are required by applicable regulation. Certain information within this disclosure document is based on forecasts by Vista’s Management and reflects the prevailing market conditions as well as Vista’s Management’s vision on such conditions, which may be subject to change. Forward-looking statements in this disclosure document may include, for example, statements about: the Transaction, benefits from such Transaction, Vista’s financial and operating performance after the Transaction, changes in Vista’s reserves and operational results, and expansion opportunities and plans. Some factors that could cause actual results to differ from those expected are described in the “RISK FACTORS” section of this disclosure document.

No declaration regarding past tendencies or activities should be considered as a declaration that such tendencies or activities will continue to happen in the future. Consequently, such tendencies or declarations should not be relied upon. Vista and its affiliates, shareholders, directors, officers, employees, advisors, or representatives will not be liable (as a result of negligence or any other motive) should any losses or damages result from the use of this document or its contents, or in any other way related to this document. Any recipient of this disclosure document, upon receiving it, recognizes that the contents of this disclosure document are merely informative and do not cover or pretend to cover all the information that is necessary to evaluate an investment, and will not rely solely on such information in acquiring or selling securities, making an investment, making an investment decision, or recommending an investment to a third party, and such persons hereby waive any rights they may have arising out of or relating to the information contained in this document. This disclosure document is not aimed at, or destined to be distributed or used by any person or entity that is a citizen or resident in any state, country or other jurisdiction in which its use or distribution are prohibited by law or where any additional registration or license is required. Neither the CNBV nor any other authority have approved or disproved the information herein, as well as its accuracy or sufficiency.

Vista Shareholders and any interested persons are advised to read this disclosure document which contains relevant information regarding the Transaction, including but not limited to the “RISK FACTORS” section included in this disclosure document.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless otherwise indicated or otherwise required by the context, (i) the terms “Vista,” “Company,” “we,” “us,” “our” or “us” refer to Vista Energy, S.A.B. de C.V. (formerly known as Vista Oil & Gas, S.A.B. de C.V.), a publicly traded company with variable capital incorporated under the laws of Mexico and its consolidated subsidiaries; (ii) the term “Issuer” refers to Vista excluding its subsidiaries, (iii) the term “Vista Argentina” refers to Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., formerly as Vista Oil & Gas Argentina S.A., and previously Petrolera Entre Lomas S.A.); (iv) the term “PELSA” refers to Petrolera Entre Lomas S.A. (or after the change of its corporate name, Vista Argentina).

References to “Series A Shares” or “Shares” refer to our ordinary shares, Series A, without expression of par value and references to “ADSs” refer to American Depositary Shares, which represent one Series A Share each, unless otherwise required by the context.

In addition, the term “Mexico” refers to the United Mexican States, the term “United States” refers to the United States of America, and the term “Argentina” refers to the Republic of Argentina. Moreover, the phrase “Mexican government” refers to the federal government of Mexico, the phrase “U.S. government” refers to the federal government of the United States, and the phrase “Argentine government” refers to the federal government of Argentina.

Accounting terms have the definitions established in the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”).

Financial Statements and Information

The pro forma financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021 included in this disclosure document have been prepared on a historical basis, except for certain financial assets and liabilities that have been measured at fair value, in accordance with IFRS, as described herein.

We maintain our books and records in U.S. Dollars, which is the presentation currency for our financial statements and also the functional currency of our operations.

The audited financial statements as of December 31, 2021 (the “Audited Financial Statements”) and the unaudited financial statements as of December 31, 2022 (the “Unaudited Financial Statements”) have been prepared in accordance with IFRS as issued by the IASB and are presented in U.S. Dollars.

Presentation of Currencies and Rounding

All references to “$,” “US$,” “U.S. Dollars” and “Dollars” are to U.S. Dollars, the lawful currency of the United States of America, references to “Mexican Pesos” and “Ps.” are to Mexican Pesos, the lawful currency of Mexico and “ARS,” “Argentine Pesos” and “AR$” are to Argentine Pesos, the lawful currency of Argentina. The Pro forma Financial Statements are presented in U.S. Dollars.

Certain figures included in this disclosure document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Non-IFRS Financial Measures

In this disclosure document, we present Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, which are non-IFRS financial measures. A non-IFRS financial measure is generally defined as a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with IFRS in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

We define “Adjusted EBITDA” as Net (loss)/profit for the year/period plus income tax (expense)/benefit, financial results, net, depreciation, depletion and amortization, transaction costs related to business combinations, restructuring and reorganization expenses, and gain from asset disposals, other non-cash costs related to the transfer of conventional assets, impairment (recovery) of long-lived assets and other adjustments. We believe that the nature of the restructuring and reorganization expenses were such that they are not reasonably likely to recur within two years as they are mainly related to permanent reductions in our workforce derived from our business combinations, and that restructuring and reorganization expenses and transaction expenses are not normal recurring operating expenses. Likewise, we consider that the nature of other non-cash costs related to the transfer of conventional assets is non-monetary and should be excluded to facilitate period-to-period performance comparisons. We believe that by excluding restructuring and reorganization expenses and transaction costs related to business combinations, we are able to provide supplemental information for our Management and investors to analyze our core operating performance on a consistent basis from period to period. In addition, the impairment (recovery) of long-lived assets was excluded from the determination of our Adjusted EBITDA because it corresponds to an adjustment to the valuation of our fixed assets which charge is similar in nature to the depreciation of property, plant and equipment. This metric allows Management and investors to analyze our operating performance on a consistent basis from period to period. In this regard, we note that the elimination of these costs and expenses does not result in a reduction of operating expenses necessary to conduct our business. In light of the foregoing factors, our Management excludes restructuring and reorganization expenses, transaction costs from business combinations, other non-cash costs related to the transfer of conventional assets, and impairment (recovery) of long-lived assets from our Adjusted EBITDA to facilitate reviews of operational performance and as a basis for strategic planning. Our Management believes that excluding such items will allow investors to supplement their understanding of our short-term and long-term financial trends.

We define “Adjusted Net Income” as Net (loss)/profit for the year/period plus deferred income tax, changes in fair value of warrants, gain from asset disposals, other non-cash costs related to the transfer of conventional assets and impairment (recovery) of long-lived assets. Deferred income tax was excluded as it relates to recognition of temporary differences between the tax bases of assets and liabilities and the carrying amounts in the financial statement using the liability method. Other non-cash costs related to the transfer of conventional assets is excluded since it corresponds to a non-monetary measurement. Changes in the fair value of warrants were excluded because they correspond to an adjustment valuation of financial liabilities assumed by the Company; likewise, impairment (recovery) of long-lived assets was excluded from the determination of our adjusted net income because it corresponds to an adjustment to the valuation of our long-lived assets. Our Management believes that excluding such items will allow investors to facilitate the performance comparison from period-to-period by removing these identified non-cash items that are mainly driven by external factors and that affect (benefit) the Company’s net income.

We define “Net Debt” as current and non-current borrowings minus cash, bank balances and other short-term investments.

We define “Adjusted EBITDA Margin” as the ratio of Adjusted EBITDA to revenue from contracts with customers.

We present Adjusted EBITDA, Adjusted EBITDA Margin, Net Debt, and Adjusted Net Income because we believe they provide investors with supplemental measures of the financial condition and performance of our core operations that facilitate period-to-period comparisons in a consistent manner. Our Management uses Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, among other measures, for internal planning and performance measurement purposes. Net debt, Adjusted EBITDA,

Adjusted EBITDA Margin and Adjusted Net Income are not measures of liquidity or operating performance under IFRS and should not be construed as alternatives to net profit, operating profit, or cash flow provided by operating activities (in each case, as determined in accordance with IFRS). Net Debt, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Net Income, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

Market and Industry Data

This disclosure document includes market share, ranking, industry data and forecasts that we obtained from industry publications and surveys, public filings, and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, including Wood Mackenzie Ltd. (“Wood Mackenzie”), but there can be no assurance as to the accuracy or completeness of included information.

We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. We believe data regarding the size of our markets and market share are inherently imprecise, but generally indicate size and position and market share within our markets. While we are not aware of any misstatements presented herein regarding our industry’s data, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed in the “RISK FACTORS” section.

DEFINED TERMS

Capitalized terms used in this disclosure document have the following meanings, which are applicable to both the singular and plural forms of such terms:

“/d” means the unit of volume expressed in daily terms.

“Aconcagua” means Petrolera Aconcagua Energía S.A.

“Aconcagua’s Concessions” means Aconcagua’s ninety percent (90%) participation in the Loma Guadalosa, Catriel Viejo and Catriel Oeste blocks in the Province of Río Negro.

“ADSs” means American Depositary Shares.

“Affiliate” means (i) with respect to any person other than a natural person, any person who directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person (within the meaning assigned to “control” pursuant to the LMV); and (ii) with respect to any natural person, any former, current or future spouse and any direct or indirect ascendant or descendant of such natural person, including his or her parents, grandparents, children, grandchildren and siblings, and any trust or similar arrangement entered into for the benefit of any such natural person.

“Agua Amarga” means the Jarilla Quemada, and the block named Charco del Palenque located in the Province of Río Negro, Argentina.

“Areas” means Entre Lomas Neuquén, Entre Lomas Río Negro, Jarilla Quemada, Charco del Palenque (the last two together referred to as Agua Amarga), Jagüel de los Machos and 25 de Mayo Medanito SE.

“Argentina” means the Republic of Argentina.

“Argentine Government” means the national government of Argentina.

“Assigned Assets” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Assumed Liabilities” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Audited Financial Statements” means the financial statements prepared as of December 31, 2021, audited by the Company’s external auditors and prepared under IFRS, which are presented in Dollars.

“bbl” means barrels of oil.

“boe” means barrel of oil equivalent. One cubic meter of oil is equivalent to 6.2898 barrels of oil, and 1,000 cubic meters of gas are equivalent to 6.28928 barrels of oil equivalent.

“Bolsa” or “BMV” means the Mexican Stock Exchange, S.A.B. de C.V.

“Circular Única de Emisoras” means the “Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores” issued by the CNBV, published in the Diario Oficial de la Federación on March 19, 2003, as amended.

“CNBV” means the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores).

“CNDC” means the Argentine National Commission of Competition Defense (Comisión Nacional de Defensa de la Competencia).

“Concessions” means, jointly, the Transportation Concessions, Neuquén Concession and the Río Negro Concessions.

“Company,” “Vista,” “Company” or the “Issuer” means Vista Energy, S.A.B. de C.V.

“Diario Oficial de la Federación” means the Official Gazette of the Federation of Mexico.

“Dollars” means U.S. dollars, legal tender in the United States of America.

“Developed Proved Reserves” means those Proved Reserves expected to be recovered from existing wells and facilities.

“EBITDA” means earnings before interest, taxes, depreciation and amortization.

“EDHIPSA” means the company named Empresa de Desarrolo Hidrocarburífero Provincial S.A.

“Effective Date” means March 1, 2023 or any other date agreed in writing by Vista Argentina and Aconcagua.

“Entre Lomas” means the joint reference to Entre Lomas Neuquén and Entre Lomas Río Negro.

“Entre Lomas Neuquén” means the block named “Entre Lomas Neuquén” located in Province of Neuquén, Argentina.

“Entre Lomas Río Negro” means the block named “Entre Lomas Río Negro,” located in the Province of Río Negro, Argentina.

“Excluded Assets” means the Río Negro Transportation Concession.

“Execution Date” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Federal Hydrocarbons Law” means Argentine Law No. 17,319, as amended by Argentine Laws No. 26,197 and 27,007, as the same may be amended, regulated and supplemented from time to time.

“Final Closing Date” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Hydrocarbons” means crude oil, natural gas, condensate, natural gas liquids and/or other liquid or gaseous hydrocarbons or any combination thereof.

“IAS” means International Accounting Standards.

“Initial Business Combination” means the acquisition by Vista of certain assets of Pampa Energía S.A. and Pluspetrol Resources Corporation on April 4, 2018.

“IFRS” means International Financial Reporting Standards issued by the International Accounting Standards Board or IASB.

“Jagüel de los Machos” means the block named Jagüel de los Machos, located in the Province of Río Negro, Argentina.

“Jarilla Quemada” means the block named “Jarilla Quemada,” located in the Province of Río Negro, Argentina.

“LMV” means the Securities Market Law in Mexico.

“Management” means the management of the Company.

“Master Agreement” means the agreement dated February 23, 2023, entered into by Vista Argentina and Aconcagua under the laws of Argentina, whereby they agreed to the terms and conditions of the assignment in respect of the Neuquén Interest, the Río Negro Interest and the Transportation Interest, and of the subsequent assignment, if any, of the Concessions.

“Medanito” means the block named 25 de Mayo-Medanito SE, located in the Province of Río Negro, Argentina.

“Mexico” means the United Mexican States.

“MM” means millions.

“Mboe” means thousands of barrels of oil equivalent.

“MMBoe” means million barrels of oil equivalent.

“MMBtu” stands for millions of British thermal units.

“Neuquén Concession” means the hydrocarbon exploitation concession granted by the National Executive Power of Argentina by Decrees No. 87/1991 and 1,117/2009 pursuant to the Federal Hydrocarbons Law in Entre Lomas Neuquén.

“NGL” stands for natural gas liquids.

“Neuquén Interest” has the meaning assigned to such term in the “EXECUTIVE SUMMARY – Relevant Matters Regarding the Transaction” section of this disclosure document.

“NYSE” means, the New York Stock Exchange.

“Operative Assets” means the information and operational technology assets, vehicles and real estate.

“Operational Period” has the meaning ascribed to such term in the “INFORMATION REGARDING THE TRANSACTION - Detailed Description of the Transaction” section of this disclosure document.

“Ordinary Course of Business” means the normal, everyday conduct of business in accordance with a person’s past customs and practices, including any commercially reasonable deviations therefrom due to the COVID-19 pandemic.

“Pesos,” “Ps.” or “pesos” means without distinction, the legal tender in Mexico.

“Pro forma financial statements” means the pro forma consolidated financial statements prepared under IFRS included in Exhibit “A” of the disclosure document.

“Proved Reserves” means the quantities of oil and natural gas which, by analysis of geoscientific and engineering data, can be estimated with reasonable certainty to be economically productive - as of a given date, from known reservoirs, and under existing economic conditions, methods of operation and governmental regulations - before the time when the contracts granting the rights to operate will expire, unless the evidence indicates that renewal is reasonably certain, regardless of whether methods for estimation of a deterministic or probabilistic nature are used. The hydrocarbon extraction project must have commenced, or the operator must be reasonably certain that the project will commence within a reasonable time.

“Provincial Authorizations” has the meaning assigned to such term in the “EXECUTIVE SUMMARY” section of this disclosure document.

“Q” stands for quarter. The expressions 1Q or Q1 refer to the first quarter of a given year, and are equivalent to the Spanish expressions 1T or T1, and the same applies to the second, third or fourth quarters of any year (2Q, 3Q, 4Q, etc.).

“Río Negro Concessions” means the crude oil transportation concession in Entre Lomas Río Negro, granted by (a) the National Executive Power of Argentina by Decrees No. 87/1991 and 1,706/2014 pursuant to the Federal Hydrocarbons Law in Entre Lomas Río Negro, and the National Executive Power of Argentina through Decree No. 1,769/1990 and the Executive Power of the Province of Río Negro through Decrees No. 1,708/2014 and 806/2019 pursuant to the Federal Hydrocarbons Law in Jagüel de los Machos, (c) the National Executive Power of Argentina through Decree No. 2,164/1991 and the Executive Power of the Province of Río Negro through Decrees No. 1,708/2014 and 806/2019 pursuant to the Federal Hydrocarbons Law in 25 de Mayo Medanito SE, (d) the Executive Power of the Province of Río Negro through Decree No. 1,207/2015 in Jarrilla Quemada, and (e) the Executive Power of the Province of Río Negro through Decrees No. 874/2009, 922/2009 and 1,665/2011 pursuant to the Federal Hydrocarbons Law in Charco del Palenque.

“Río Negro Interest” has the meaning assigned to such term in the “EXECUTIVE SUMMARY – Relevant Matters Regarding the Transaction” section of this disclosure document.

“Río Negro Transportation Concession” means the crude oil transportation concession in Entre Lomas Río Negro, granted by the Executive Power of the Province of Río Negro, Argentina, by Decree No. 1,821/2019 pursuant to the Federal Hydrocarbons Law.

“RNV” means the National Securities Registry held by CNBV.

“ROACE” means adjusted EBITDA minus depreciation, depletion and amortization, divided by the sum of the average total debt and average total shareholders’ equity. For purposes of this definition, total debt is comprised of current borrowings, non-current borrowings, current lease liabilities and non-current lease liabilities.

“Series A Shares” or “Shares” means our common stock, Series A, without expression of par value.

“Shale” means “shale rock,” which is a sedimentary formation that could contain oil and/or natural gas reservoirs.

“Shell” means Royal Dutch Shell plc.

“Trafigura” means Trafigura Argentina, S.A.

“Trafigura Agreement” has the meaning assigned to such term in the “INFORMATION REGARDING THE PARTIES INVOLVED IN THE TRANSACTION – Vista Energy – Corporate Structure of the Company” section of this disclosure document.

“Transaction” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Transportation Concessions” means the (i) gas transportation concessions of (a) Entre Lomas Río Negro, granted by the Executive Power of the Province of Río Negro, Argentina by Decree No. 1,823/2019 pursuant to the Federal Hydrocarbons Law and (b) Jarilla Quemada granted by the Executive Power of the Province of Río Negro, Argentina by Decree No. 434/2013 pursuant to the Federal Hydrocarbons Law, and (ii) crude oil transportation concession in 25 de Mayo, Medanito SE, granted by the Executive Power of the Province of Río Negro by Decree No. 1,822/19 pursuant to the Federal Hydrocarbons Law.

“Transportation Interest” has the meaning assigned to such term in the “EXECUTIVE SUMMARY – Relevant Matters Regarding the Transaction” section of this disclosure document.

“Unaudited Financial Statements” means the unaudited financial statements prepared as of December 31, 2022 and prepared under IFRS, which are presented in Dollars.

“Undeveloped Proved Reserves” means those Proved Reserves expected to be recovered from future wells and facilities, including future enhanced recovery projects that are expected with a high degree of certainty in reservoirs that have previously shown a favorable response to enhanced recovery projects.

“United States” or “U.S.A.” means the United States of America.

“Vista Argentina” means Vista Energy Argentina S.A.U. (formerly known as Vista Oil & Gas Argentina S.A.U., and formerly Petrolera Entre Lomas S.A.).

“Vista Retained Hydrocarbons” has the meaning assigned to such term in the “INFORMATION REGARDING THE TRANSACTION – Detailed Description of the Transaction” section of this disclosure document.

“Warrants” means the warrants issued by the Company identified by the ticker symbol “VTW408A-EC001.”

“Wintershall” means Wintershall DEA Argentina S.A.

EXECUTIVE SUMMARY

This summary highlights selected information from this disclosure document (folleto informativo) and does not contain all of the information that is important to you. To better understand the Transaction, you should read this entire disclosure document carefully, including its exhibits. This disclosure document includes certain terms commonly used in the oil and natural gas industry, which are defined in the “DEFINED TERMS” section.

Introduction

We were incorporated on March 22, 2017 as a corporation (sociedad anónima de capital variable) under Mexican law. On July 28, 2017, the Company adopted the form of publicly traded company (sociedad anónima bursátil de capital variable), and our Shares have been listed on the BMV since 2017 under the ticker symbol “Vista.” In addition, since July 26, 2019, the Issuer has been listed on the New York Stock Exchange (“NYSE”) under the ticker symbol “VIST.” On April 26, 2022, the extraordinary general shareholders’ meeting approved the amendment of our corporate name from Vista Oil & Gas, S.A.B. de C.V. to Vista Energy, S.A.B. de C.V.

Our main offices are located at Pedregal 24, 4th floor, Colonia Molino del Rey, Miguel Hidalgo, Mexico City, Mexico, telephone number +52 (55) 8647-0128. Our website is http://www.vistaenergy.com.

The Issuer’s main activity is the exploration and production of oil and gas (Upstream), through its subsidiaries, among which Vista Energy Argentina S.A.U. is included.

Vista Energy Argentina S.A.U.

Vista Energy Argentina S.A.U., a subsidiary of the Issuer, is an Argentine company with offices in Buenos Aires and Neuquén, dedicated to the exploration and production of hydrocarbons and the commercialization of oil, natural gas and natural gas liquids (“NGL”). In the Neuquina Basin, Vista Argentina currently holds a (i)100% interest in the following exploitation concessions: Entre Lomas Neuquén, located in the Province of Neuquén, Entre Lomas Río Negro, Charco del Palenque, Jarilla Quemada, 25 de Mayo Medanito SE, and Jagüel de los Machos, located in the Province of Río Negro, (ii) 84.62% operated interest in the exploitation concession Coirón Amargo Norte located in the Province of Neuquén, (iii) 100% operated interest in the Bajada del Palo Oeste, Bajada del Palo Este Aguada Federal and Bandurria Norte unconventional exploitation concessions, located in the Province of Neuquén, (iv) 90% operated interest in the unconventional exploitation concession Águila Mora located in the Province of Neuquén, and (v) 1.50% non-operating interest in the exploitation concession Acambuco, located in the Province of Salta. As of December 31, 2022, Vista Argentina had 431 direct employees.

Relevant Matters Regarding the Transaction

The corporate restructuring described in this disclosure document consists of a two-phase transaction agreed pursuant to the terms and subject to the conditions set forth in the Master Agreement dated February 23, 2023, executed under the laws of Argentina between Vista Argentina and Aconcagua.

During the period commencing on the Effective Date, Vista Argentina will, among other things, (i) retain ownership of the Concessions, as well as the operation of the Río Negro Transportation Concession, provided that it is an excluded asset pursuant to the Master Agreement, (ii) retain the rights to 40% of the crude oil and natural gas production and reserves arising from the Neuquén Concession and Río Negro Concessions, and (iii) retain the rights to 100% of the liquefied petroleum gas reserves and production from the Neuquén Concession and Río Negro Concessions.

In addition, among other things, and as of the Effective Date, Aconcagua: (i) will be the operator of the Concessions on an “as is where is” basis, (ii) will obtain the rights to 60% of the crude oil and natural gas production and reserves from the Neuquén Concession and Río Negro Concessions, (iii) will be required to pay 100% of the capital, operating and other expenses (including, without limitation, royalties and other taxes) corresponding to the Vista Retained Hydrocarbons and (iv) will assume 100% of the Assumed Liabilities.

On the earlier of: (i) February 28, 2027 or (ii) the date on which Vista Argentina has received four million (4,000,000) barrels of crude oil and three hundred million (300,000,000) standard m3 of natural gas at a calorific value of nine thousand three hundred (9,300) kilo calories per cubic meter, Vista Argentina and Aconcagua will request the approval by the Provinces of Neuquén and Río Negro of the assignment by Vista Argentina of: (a) 100% of the participation interest in the Neuquén Concession (the “Neuquén Interest”), (b) 100% of the participation interest in the Río Negro Concessions (the “Río Negro Interest”); and (c) 100% of the participation interest in the Transportation Concessions (the “Transportation Interest”) (the “Provincial Authorizations”), in favor of Aconcagua, in order for the Transaction to be consummated.

As a result of the Transaction, among other things, Aconcagua will pay Vista Argentina US$26.48 MM in accordance with the following payment schedule: (i) US$10.00 MM paid on February 15, 2023; (ii) US$10.00 MM on March 1, 2024, plus US$0.74 MM corresponding to Operative Assets; and (iii) US$5.00 MM on March 1, 2025, plus US$0.74 MM corresponding to Operative Assets.

In addition, and as part of the agreements, Vista Argentina (i) will retain the right to explore and develop all resources (i.e., crude oil and natural gas) of the Vaca Muerta formation in the Neuquén Concession and the Río Negro Concessions; (ii) will have the right to purchase all or part of Aconcagua’s share of produced natural gas production from the Neuquén Concession and Río Negro Concessions at a price of US$1 per MMbtu; and (iii) treat and transport Aconcagua’s crude oil and water arising from the Neuquén Concession and the Río Negro Concessions during the current term of the crude oil transportation concession “Entre Lomas” located in the Province of Río Negro, or its eventual extension, which may be granted by the Province of Río Negro for an additional ten year term, and will receive a treated oil fee of US$0.56 per barrel and a treated water fee of US$0.24 per barrel.

For further information and details on the Transaction, please refer to the “INFORMATION REGARDING THE TRANSACTION” and “RELEVANT AGREEMENTS” sections of this disclosure document.

Brief Description of the Parties Involved in the Transaction

Vista Energy Argentina S.A.U

Vista Energy Argentina S.A.U., a subsidiary of Vista Energy, S.A.B. de C.V., is an Argentine company engaged in the exploration and production of hydrocarbons and the commercialization of oil, natural gas and natural gas liquids. It currently holds (i) 100% of the exploitation rights of the Entre Lomas Neuquén concession, located in the Province of Neuquén, Entre Lomas Río Negro, Charco del Palenque, Jarilla Quemada, 25 de mayo Medanito SE and Jagüel de los Machos concessions, located in the Province of Río Negro; (ii) an 84.62% operated interest in the exploitation rights of the Coirón Amargo Norte concession, located in the Province of Neuquén; (iii) a 100% operated interest in the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal and Bandurria Norte unconventional exploitation concessions, located in the Province of Neuquén; (iv) a 90% operated interest in the Águila Mora unconventional exploitation concession, located in the Province of Neuquén; and (v) a 1.50% non-operating interest in the exploitation rights of the Acambuco concession, located in the Province of Salta.

As of the date of this report, we have completed and connected 60 wells at Bajada del Palo Oeste, six at Aguada Federal and two at Bajada del Palo Este. Total shale production was 34.7 Mboe/d during the year ended December 31, 2022. Total production from Vista Argentina was 48.1 Mboe/d during such period.

Vista Argentina is a sole proprietorship incorporated under the laws of Argentina. Vista Argentina’s sole shareholder is Vista Energy Holding I S.A. de C.V.

Vista Argentina is a subsidiary of Vista Energy, S.A.B. de C.V., a publicly traded company incorporated under the laws of the United Mexican States. Vista Energy S.A.B. de C.V. is an independent oil and gas company in Latin America that began operations on April 4, 2018. Its principal assets are located in Vaca Muerta, the most important commercial shale oil and gas formation outside North America, where it owns approximately 183,100 net acres.

Petrolera Aconcagua Energía S.A.

Petrolera Aconcagua Energía S.A. is an Argentine company that was founded in 2015, with the objective of creating an independent energy company, focusing its business on the development of mature conventional hydrocarbon fields and with the intention of increasing its recovery factor through the use of technology, efficient and sustainable processes, aimed at maximizing the productivity of its operations and the direct management of exploitation and development costs.

Aconcagua’s main business line is the exploration and hydrocarbon production from eight exploitation concessions in the Neuquina Basin and Cuyana Basin. It currently holds (i) a 90% operated interest in the Catriel Oeste exploitation concession; (ii) a 90% operated interest in the Catriel Viejo exploitation concession; (iii) a 90% operated interest in the Tres Nidos exploitation concession; (iv) a 90% operated interest in the Loma Guadalosa exploitation concession; (v) a 100% operated interest in the Atuel Norte exploitation concession; (vi) an 85.58% operated interest in the Confluencia Sur exploitation concession; (vii) a 50% operated interest in the Chañares Herrados exploitation concession; and (viii) a 100% operated interest in the Puesto Pozo Cercado Oriental exploitation concession.

Aconcagua has approximately 436 wells, certified proved reserves as of December 31, 2022 of 15.37MMboe and an average production for the year 2022 of 2,800boe/d, with 95% of the production being oil and 5% being gas used entirely for consumption and electricity generation of its operations.

Risk Factors

You should carefully consider all of the information contained in this disclosure document, including the exhibits hereto, in particular, the items described under “RISK FACTORS.”

INFORMATION REGARDING THE TRANSACTION

Detailed Description of the Transaction

The corporate restructuring described in this disclosure document (the “Transaction”), consists of a two-phase transaction pursuant to the terms and subject to the conditions set forth in the Master Agreement dated February 23, 2023, entered into under the laws of Argentina between Vista Argentina and Aconcagua.

During the period commencing on the Effective Date and ending on the Final Closing Date (the “Operational Period”), Vista Argentina will, among other things, (i) retain ownership to the Concessions, (ii) retain the rights to 40% of the crude oil and natural gas production and reserves arising from the Neuquén Concession and Río Negro Concessions, and (iii) retain the rights to 100% of the liquefied petroleum gas reserves and production from the Neuquén Concession and Río Negro Concessions.

Aconcagua, as of the Effective Date, among other things:

•	will be the operator of the Concessions on an “as is where is” basis;

•	will obtain the production rights over 60% of the crude oil and natural gas production and reserves arising from the Neuquén Concession and the Río Negro Concessions;

•	will assume 100% of the Assumed Liabilities;

•

shall indemnify and hold Vista Argentina harmless from and against any environmental claims or liabilities arising from or in connection with the Concessions, either caused or arising prior to or after the Effective Date;

•

shall establish itself as the employer of 100% of the direct employees associated with the operation of the Concessions, and shall maintain the same terms and employment conditions (including seniority, vacations and benefits) regarding such personnel as of the Execution Date; and

•	will become the holder of 100% of the service contracts associated with the operation and maintenance of the Concessions, assuming the rights and obligations arising thereof as of the Effective Date.

On the earlier of the following date (the “Final Closing Date”): (i) February 28, 2027 or (ii) the date on which Vista Argentina has received four million (4,000,000) barrels of crude oil and three hundred million (300,000,000) standard m3 of natural gas at a calorific value of nine thousand three hundred (9,300) kilo calories per cubic meter (collectively, the “Vista Retained Hydrocarbons”), Vista Argentina and Aconcagua shall request the Provinces of Neuquén and Río Negro for the Provincial Authorizations with the purpose of the Transaction to the completed .

In addition, Vista will have the right (but not the obligation) to request, together with Aconcagua, the early assignment of the Concessions in favor of Aconcagua, who, notwithstanding the foregoing, will not be released from its obligations assumed under the Master Agreement.

Simultaneously with the early assignment of the Concessions in favor of Aconcagua, Aconcagua shall assign as a lien and transfer to a collateral agent, to be appointed by Vista Argentina, for the exclusive benefit of Vista Argentina, all rights and obligations over or derived from, the Assigned Assets, pursuant to Article 73 of the Federal Hydrocarbons Law, on standard market terms for such type of transactions.

The Transaction will include, among other things, the following assets and liabilities:

(A) Assets: All of Vista Argentina’s associated rights, title and interests regarding its assets, employees, properties and rights related to the Neuquén Interest, the Río Negro Interest and the Transportation Interest (collectively, the “Assigned Assets”), which include, among others, the following (excluding in any event all rights, titles and interests of Vista Argentina in the Excluded Assets):

(i)	all Hydrocarbons attributable to the Areas (other than Vista Retained Hydrocarbons);

(ii)

all field offices, buildings, fuel storage facilities, wells, pipelines, flowlines, facilities, surface or subsurface machinery, equipment, platforms, supplies or other property of whatsoever kind used or held for use in connection with the operations of the Areas;

(iii)

all land files, contract files, production files, marketing files, well files, drilling files, production records, seismic, geological, geophysical and engineering data, and all other material books, records, data (including bore hole logs, pressure data and reports), files, maps, and accounting records that relate directly to the Assigned Assets or operations related thereto;

(iv)

all the rights and obligations arising out of Vista’s contractual position in all existing contracts to which the Neuquén Concession, the Río Negro Concessions and the Transportation Concessions, respectively, are subject or which are related to the operation of the Areas, including all related credits, prepaid expenses, and other prepaid items and duties, deferred charges, advance payments, security deposits, outstanding insurance proceeds, rights under warranties, indemnities and guarantees, claims and causes of actions related to, or arising out of, such contracts;

(v)	all easements, permits, licenses, servitudes, rights-of-way, surface leases related to and used or held for use in connection with, the operations of the Areas;

(vi)	all other rights, privileges, benefits and powers conferred by any governmental authority or applicable law regarding the Areas;

(vii)	the information and operational technology assets, vehicles and real estate; and

(viii)	all operating personnel of Vista Argentina directly related to the Assigned Assets.

(B) Liabilities: Aconcagua shall assume each of the past, existing and future obligations, costs, liabilities and commitments, contingent or otherwise, related to or arising from the Assigned Assets (the “Assumed Liabilities”), including, among others, the following:

(i)	all of Vista Argentina’s obligations, costs, losses, and liabilities, arising from the ownership or operation of the Assigned Assets;

(ii)	environmental liabilities;

(iii)	royalties post-Effective Date;

(iv)	the post-Effective Date taxes;

(v)

payments imposed on the production of Hydrocarbons required pursuant to the Federal Hydrocarbons Law and any other applicable law, including, participations, fines or other additions imposed in connection with such amounts;

(vi)

decommissioning obligations, which includes, but is not limited to, any and all past, existing and future actions, costs, charges, expenses, losses, and obligations associated with, and any liability for, abandoning, decommissioning, removing or making safe all wells and facilities located within the areas or used in connection with the Assigned Assets.

Decommissioning obligations include the following: (i) the plugging and abandonment of all wells, and any other wells either active or inactive, located in the Areas; (ii) the removal of structures, facilities, foundations, wellheads, tanks, pipelines, flowlines, pumps, compressors, separators, heater treaters, valves, accessories, platforms, equipment and machinery of any nature and all materials contained therein, located on or used in connection with the Assigned Assets; (iii) the clearance, restoration and remediation of the lands and groundwater covered or otherwise affected by the Assigned Assets; and (iv) the removal, remediation and abandonment of any petroleum material, any contamination or pollution (including spilling, leaking, pumping, pouring, emitting, emptying, discharging, leaching, dumping, disposing or other release of any chemical substance, pollutant, contaminant, toxic substance, radioactive material, certain substance, waste, saltwater, cuttings, muds, crude oil, or petroleum product) of surface soils and water, subsurface soils, air, groundwater, or any vessel, piping, equipment, tubing or subsurface structure or strata associated with the Assigned Assets;

(vii)

all labor and social security obligations and responsibilities related to Vista Argentina’s employees associated with the Neuquén Concession, the Río Negro Concessions and the Transportation Concessions, employee entitlements, payments of salaries and bonuses, seniority (antigüedad) for all legal purposes, wages and social security contributions, management-labor relations, management of union relations, employment registration, hour issues, withholdings and contributions, immigration, occupational safety and health, benefits (including, any benefit or compensation plan, contract, policy, program, practice, arrangement or agreement), and any applicable legal labor compensation or severance payments (including such payments corresponding to the employees related to the Concessions that, on a voluntary basis, decide not to continue in their positions as a consequence of the consummation of the Transaction); and

(viii)

all costs and liabilities arising from the early termination of any of the contracts that have been assigned as part of the Assigned Assets that could not be assigned to Aconcagua due to (x) a contractual restriction of such assigned contract, or (y) the lack of consent of a counterparty to assign Vista Argentina’s contractual position regarding any of the assigned contracts.

As a result of the Transaction, among other things, Aconcagua will pay Vista Argentina US$26.48 MM in accordance with the following payment schedule: (i) US$10.00 MM paid on February 15, 2023 (the “Execution Date”); (ii) US$10.00 MM on March 1, 2024, plus US$0.74 MM corresponding to Operative Assets; and (iii) US$5.00 MM on March 1, 2025, plus US$0.74 MM corresponding to Operative Assets.

During the Operational Period, Vista Argentina and Aconcagua undertake to jointly negotiate, request and present in due time and form with the Provinces of Neuquén and Río Negro, the extension of the term of all the Concessions.

Additionally, during the Operational Period, Aconcagua undertakes the following commitments, among others:

(i)

maintain the Concessions in force in accordance with the Ordinary Course of Business consistent with past practices and in accordance with applicable laws, and to make the corresponding payments and filings as required by the Provinces of Neuquén and Río Negro;

(ii)

conduct the operation of the Concessions in a diligent, safe and efficient manner in accordance with good and prudent petroleum industry practices and field conservation principles generally followed by the international petroleum industry under similar circumstances;

(iii)

avoid entering any commitment with the Province of Neuquén or the Province of Río Negro for the expenditure of money or the incurrence of capital expenditures and investments with respect to the Assigned Assets;

(iv)

keep the aggregate amount of indebtedness outstanding, principal and accrued interest, below an amount equal to Aconcagua’s EBITDA for the immediately preceding four full fiscal quarters (determined as of the most recent fiscal quarter for which Aconcagua’s financial statements are available) (i) multiplied by four (i.e., an indebtedness/EBITDA ratio of 4:1) for the first year as from the Final Closing Date; and (ii) multiplied by three (i.e., an indebtedness/EBITDA ratio of 3:1) commencing in the second year as from the Final Closing Date: and

(v)

maintain each and every one of the concessions in which Aconcagua has an interest or operates, from time to time, in the Provinces of Neuquén or Río Negro in full force and effect and further, to report to Vista Argentina regularly, but at least annually, any and all investment commitments in connection with Aconcagua’s Concessions, and any breach or deviation from the investment commitments on the Aconcagua’s Concessions.

Likewise, in the event that Aconcagua fails to deliver the agreed production prior to the Closing Date, Aconcagua agrees to pay in full, the cash equivalent of the difference between the delivered production and up to four million four hundred thousand (4,400,000) barrels of crude oil and three hundred thirty thousand million (330,000,000) standard m3 of natural gas at a calorific value of nine thousand three hundred (9,300) kilo calories per cubic meter, valued at the average price of the Neuquina Basin for the last 12 months prior to the Final Closing Date.

In the case of an event of default of Aconcagua’s obligations, meaning that Aconcagua fails to pay when due (i) any payment obligation to Vista Argentina under the joint operating agreement or the Master Agreement, or (ii) any payment obligation to Vista Argentina under any of the relevant agreements, individually or in the aggregate, in an amount greater than US$25 MM, subject to a cure period, Vista Argentina will have the authority to take control of the operation of the Concessions.

From the Execution Date and until the Final Closing Date, Vista Argentina shall have the right to request from Aconcagua the assignment as collateral of Aconcagua’s Concessions, who shall transfer to a collateral agent appointed by Vista Argentina, for the exclusive benefit of Vista Argentina, all rights and obligations related to or derived from Aconcagua’s Concessions, in accordance with Article 73 of the Federal Hydrocarbons Law on standard market terms for this type of transactions. The assignment as collateral will be carried out in order to ensure the due performance of Aconcagua’s obligations.

Relevant Agreements Related to the Transaction.

Master Agreement

By means of this agreement, Vista Argentina and Aconcagua agreed on the terms and conditions of the assignment of the Neuquén Interest, the Río Negro Interest and the Transportation Interest, and the subsequent assignment, if applicable, of the Concessions. For more information regarding the key features of such agreement please see the “RELEVANT AGREEMENTS” section of this disclosure document.

Joint Operating Agreement

By means of this agreement, Vista Argentina and Aconcagua regulate the relationship among them regarding the operation of the Neuquén Concession and the Río Negro Concessions. For more information regarding the main features of such agreement please see the “RELEVANT AGREEMENTS” section of this disclosure document.

Natural Gas Commercialization Agreement

By means of this agreement, Vista Argentina and Aconcagua regulate Vista Argentina’s right to acquire the natural gas production corresponding to Aconcagua arising from the Neuquén Concession and the Río Negro Concessions. For more information regarding the key features of such agreement please see the “RELEVANT AGREEMENTS” section of this disclosure document.

Natural Gas Treatment Agreement

By means of this agreement, Vista Argentina and Aconcagua regulate the way in which the natural gas corresponding to Vista Argentina, and arising from a certain station, different from that from the Neuquén Concession and the Río Negro Concessions, will be treated and transported. For more information regarding the main characteristics of this agreement, please see the “RELEVANT AGREEMENTS” section of this disclosure agreement.

Crude Oil and Water Treatment Agreement

By means of this agreement, Vista Argentina and Aconcagua regulate the way in which crude oil corresponding to Aconcagua, produced in the Neuquén Concession and the Río Negro Concessions will be treated and transported. For more information regarding the key features of such agreement please see the “RELEVANT AGREEMENTS” section of this disclosure document.

Transition Agreement for Operations and Information Systems

By means of this agreement, Vista Argentina and Aconcagua regulate certain commercial conditions related to the services rendered by Vista Argentina in connection with the Concessions. For more information regarding the key features of such agreement please see the “RELEVANT AGREEMENTS” section of this disclosure document.

Power Supply Agreement

By means of this agreement, Vista Argentina and Aconcagua agree that Aconcagua will lend to Vista Argentina the amount of contracted power indicated by Vista Argentina in order to supply energy to the crude oil treatment plant of Entre Lomas Río Negro on a priority basis, and the areas of Vista Energía and Aconcagua, on a second priority basis and with no distinction among these. For more information regarding the main features of such agreement please see the “RELEVANT AGREEMENTS” section of this disclosure document.

Main Conditions for the Consummation of the Transaction

In addition to the approval of the Transaction by Vista’s Board of Directors dated February 23, 2023, the consummation of the Transaction is subject, among other conditions, to Aconcagua having paid in full to Vista Argentina, as a result of the Transaction, among other things, the amount of US$26.48 MM, and having delivered in full four million (4,000,000) barrels of crude oil and three hundred million (300,000,000) standard m3 of natural gas at a calorific value of nine thousand three hundred (9,300) kilo calories per cubic meter; provided, that in the event of failure to deliver the agreed production Aconcagua agrees to pay in full, the cash equivalent of the difference between the delivered production and up to four million four hundred thousand (4,400,000) barrels of crude oil and three hundred thirty million (330,000,000) standard m3 of natural gas at a calorific value of nine thousand three hundred (9,300) kilo calories per cubic meter, valued at the average price of the Neuquén Basin for the last 12 months prior to the Final Closing Date.

Aconcagua shall have the right, subject to the express consent of Vista Argentina, to prepay in whole or in part in cash all four million (4,000,000) barrels of crude oil and three hundred million (300,000,000) standard m3 of natural gas at a calorific value of nine thousand three hundred (9,300) kilo calories per cubic meter (in one or more payments).

Authorizations from Governmental Authorities in connection with the Transaction.

(i)

In order for the Transaction to take full effect for the Provinces of Neuquén and Río Negro pursuant to applicable Argentine law, upon the Final Closing Date or, as the case may be, that Vista Argentina may request in advance the authorization for the assignment of the Concessions, the parties of the Transaction will request (a) regarding the Neuquén Concession, the authorization from the Province of Neuquén for the assignment of such concession to Aconcagua, consisting of a provincial Decree issued by the Executive Power of the Province of Neuquén pursuant to the Federal Hydrocarbons Law and the Hydrocarbons Law of Neuquén No. 2,453; and (b) regarding the Río Negro Concessions and the Transportation Concessions, the authorization from the Province of Río Negro for the assignment of such concessions in favor of Aconcagua, consisting of a provincial Decree issued by the Executive Power of the Province of Río Negro pursuant to the Federal Hydrocarbons Law. Once said authorizations are obtained, the parties to the Transaction will execute the assignment instruments in terms of the Federal Hydrocarbons Law and the Neuquén Hydrocarbons Law No. 2,453, respectively, by means of which the assignment of the Transportation Concessions will be formalized.

(ii)

Due to its characteristics, the Transaction might be notified to and authorized by the Argentine National Commission of Competition Defense (Comisión Nacional de Defensa de la Competencia) (the “CNDC,”, pursuant to Argentine Law No. 27,442. The obligation of notification to the CNDC is exclusively on Aconcagua, although the CNDC could require Vista Argentina to appear as well. In Argentina, the notification may be made after the closing and up to one week from the effective date of the taking of control of the Assigned Assets regarding the Transaction. Aconcagua has applied for such authorization prior to the date of this disclosure document.

General Description of the Assets Subject to the Transaction

The following is a description of the general aspects of the concessions conforming the Concessions regarding the Transaction:

	Province	Surface Area (km2)	2022 Production (kboe/d)	2022 P1 Reserves (MMboe)	Number of wells in production	Concession expiration date
Entre Lomas Río Negro	Río Negro	337	3.4	6.0	321	2026
Entre Lomas Neuquén	Neuquén	403	1.5	1.5	106	2026
Jarilla Quemada	Río Negro	193	0.3	0.0	5	2040
Charco del Palenque	Río Negro	194		0.7	24	2034
25 de Mayo Medanito SE	Río Negro	131	2.5	3.0	232	2026
Jagüel de los Machos	Río Negro	196	2.9	2.7	192	2025

Total		1,454	10.6	13.9	880	—

Entre Lomas Neuquén and Entre Lomas Río Negro (Entre Lomas)

As of the date of this disclosure document, we operate and hold a 100% interest in the exploitation rights of the Entre Lomas Neuquén and Entre Lomas Río Negro concessions, which we refer to collectively as “Entre Lomas,” in the Neuquén Basin, in the Provinces of Neuquén and Río Negro, respectively. The Entre Lomas concessions are located approximately 950 miles southwest from the City of Buenos Aires, in the eastern range of the Andean Mountains. They extend over the border of the Provinces of Río Negro and Neuquén, approximately 60 miles north of the City of Neuquén. The Entre Lomas Neuquén concession covers an area of approximately 403 km2 and the Entre Lomas Río Negro concession covers an area of approximately 337 km2, and both produce oil and gas from various formations. These blocks had Proved Reserves of 1.5 MMboe and 6.0 MMboe, respectively, as of December 31, 2022, and reported production of 1.5 Mboe/d (64% oil) and 3.4 Mboe/d (69% oil), respectively, for the year ended December 31, 2022. As of December 31, 2022, there were 106 and 321 productive wells, respectively. The Entre Lomas Neuquén and Entre Lomas Río Negro concessions expire on January 21, 2026.

As of December 31, 2022, the Company had the following outstanding execution commitments with the Province of Río Negro: to drill and complete three development wells and one step-out well, for an estimated cost of US$9.00 MM, and to make capital expenditures on nine well workovers and abandon two wells for an estimated cost of US$4.50 MM, in all cases before the end of 2024.

The productive units are the fluvial and eolian continental sandstones of the Tordillo and Punta Rosada formations, as well as the carbonate facies of the Quintuco formation. The remaining primary development consists of drilling wells located at the margins of the fields and in small, isolated traps in areas with relief fault systems.

Jarilla Quemada and Charco del Palenque (Agua Amarga)

As of the date of this disclosure document, we operate and hold a 100% interest in the exploitation rights of the Jarilla Quemada and Charco del Palenque concessions, which we refer to collectively as “Agua Amarga,” in the Neuquina Basin, in the Province of Río Negro. These concessions have an extension of approximately 193 and 194 km2, respectively. As of December 31, 2022, these concessions had Proved Reserves of 0.0 MMboe and 0.7 MMboe, respectively, and a combined production of 0.3 Mboe/d (76% oil) for the year ended December 31, 2022. As of December 31, 2022, there were five and 24 productive wells, respectively. The Charco del Palenque concession expires on October 26, 2034, while the Jarilla Quemada concession expires on August 16, 2040.

The production unit is the Tordillo formation, where also potential secondary recovery projects are located, which have not yet been tested.

25 de Mayo Medanito SE (Medanito)

As of the date of this disclosure document, we operate and hold a 100% working interest in the Medanito exploitation concession in the Neuquina Basin. This concession has an extension of approximately 131 km2. As of December 31, 2022, this block had Proved Reserves of 3.0 MMboe and reported production of 2.5 Mboe/d (92% oil) for the year ended December 31, 2022. As of December 31, 2022, there were 232 productive wells. The concession expires on October 28, 2026.

The productive units are the volcaniclastic facies of the Choiyoi formation, the fluvial sandstones of the Tordillo formation and the mixed clastic-carbonate facies of the Quintuco formation.

Jagüel de los Machos

As of the date of this disclosure document, we operate and hold a 100% interest in the Jagüel de los Machos exploitation concession in the Neuquina Basin, located in the Province of Río Negro, covering approximately 196 km2. The block had proved reserves of 2.7 MMboe at December 31, 2022 and production of 2.9 Mboe/d (76% oil) for the year ended December 31, 2022. As of December 31, 2022, there were 192 productive wells. The concession expires on September 6, 2025.

As of December 31, 2022, for the Medanito and Jagüel de los Machos concessions, we had the following outstanding capital commitments to the Province of Río Negro: to drill and complete two development wells for an estimated cost of US$2.70 MM; to execute ten workovers and to abandon 19 wells for an estimated cost of US$7.50 MM, in all cases by the end of 2024.

The productive units are the volcaniclastic facies of the Choiyoi formation, the fluvial sandstones of the Tordillo formation and the mixed clastic carbonate facies of the Quintuco formation.

Transportation Concessions

Below is a table with a summary of the main characteristics of the Transportation Concessions.

COMPANY	ENFORCEMENT AUTHORITY	DUCT	TYPE	DIAMETER	SCOPE	CONCESSION	EFFECTIVENESS

Vista Argentina	Río Negro	PTC Medanito – El Medanito (Oldelval)	Oleoduct	8”	On the 23 MM pipeline and plant complex (Crude Oil Treatment Plant, Water Treatment Plant and Sludge Treatment Plant) according to the coordinates of Exhibit I of the Decree, up to its interconnection with the “El Medanito” trunk system, operated by Oldelval.	Decree No. 1822/2019	28/10/2026

Vista Argentina	Río Negro	PTG ELO – El Santiagueño (TGS)	Gas pipeline	12”	Over the gas pipeline and the Gas Treatment Plant located in ELO, up to its interconnection with the trunk gas transportation system in the “El Santiagueño” area, operated by TGS.	Decree No. 1,823/2019	21/01/2026

Vista Argentina	Río Negro	Jarilla Quemada – Medanito Maiqué	Gas pipeline	6”	From Jarilla Quemada Oilfield, Agua Amarga Area to the Fiscal Metering Station located in the 45.47 km progressive of the Medanito - Mainqué Gas Pipeline.	Decree No. 434/2013N	9/04/2048

Purpose of the Transaction

Through this Transaction, Vista expects to become a company fully focused on Vaca Muerta, with an optimized portfolio, improved operating efficiency and higher profitability. Our estimates indicate that, once the Transaction is consummated, we will have lower operating costs, lower development costs, higher ROACE and higher adjusted EBITDA. The Transaction will leave us better prepared to achieve our 2026 targets since we expect to maintain the same growth trajectory with better margins.

Sources of Financing and Operating Expenses

The expenses and costs resulting from and in connection with the execution of the Transaction include, but are not limited to, fees and expenses of legal advisors, accountants, tax advisors, auditors, notarial, taxes. Vista estimates that the expenses resulting from the Transaction will be of approximately US$0.5 MM.

Transaction Approval Date

The Transaction was approved by our board of directors on February 23, 2023.

Accounting Treatment

The disincorporation of the results, assets and liabilities related to the Transaction was carried out in accordance with IFRS, which govern the Company’s financial statements.

The applicable criteria on which the Company has prepared the pro forma financial statements are described in Note 2 (“Basis for preparation and presentation”) thereof, on which the auditor’s report on the pro forma financial information is included.

The pro forma financial information has been prepared by the Company to show the impact on the financial position and results of operations resulting from the Transaction as if the Transaction had occurred on March 1, 2022 and 2021.

Tax Consequences of the Transaction

Vista considers there will be no tax consequences exclusively as a result of the Transaction. The profit derived from the Transaction, jointly with related expenses, will sum up/substract, in accordance with the tax regulations applicable to Vista Argentina.

Consequences on Vista’s Proved Reserves

Based on the terms of the Master Agreement and the criteria established by the U.S. Securities and Exchange Commission (“SEC”), the Company believes that by retaining the rights to 40% of the crude oil and natural gas reserves and production from the Neuquén Concession and Río Negro Concessions, and the rights to 100% of the liquefied petroleum gas reserves and production from the Neuquén Concession and Río Negro Concessions, it will be able to book such hydrocarbon volumes as proved reserves.

Under such assumptions, Vista’s pro forma proved reserves certification, based on proved reserves estimations as of December 31, 2022 from the reports dated January 30, 2023 prepared by DeGolyer and MacNaughton for our blocks located in Argentina and Mexico, would have been as follows:

	Proved and certified reserves at December 31, 2022	Pro forma adjustments 2022	Pro-forma Year Ended December 31, 2022
Crude oil, C5+ and LPG, MMbbl	208.0	(5.4)	202.6
Natural gas, MMboe	43.6	(2.1)	41.5

Total Proved Reserves, MMboe	251.6	(7.5)	244.1

INFORMATION OF THE PARTIES INVOLVED IN THE TRANSACTION

Vista Energy

Vista Energy S.A.B. de C.V.

Business Overview

We are a publicly traded company duly organized under the laws of the United Mexican States. We are an independent Latin American oil and gas company operating since April 4, 2018. Our main assets are located in Vaca Muerta, Argentina, the largest shale oil and gas play under development outside North America, where we have rights to develop approximately 183,100 acres. We are also the holders of conventional producing assets in Argentina and Mexico. Most of our production and revenues, our ongoing drilling and workover activities, estimated proved reserves and assets are located in Argentina, including our currently producing Vaca Muerta wells.

We seek to generate strong returns for our shareholders based on the following key value drivers:

•

Deep, ready-to-drill, short-cycle well inventory. Our growth plan is based on developing approximately 900 wells in Vaca Muerta, of which 550 wells are located in Bajada del Palo Oeste, our flagship development in Vaca Muerta, in line with the highest efficiency and safety standards. As of December 31, 2022, we had connected 60 wells at Bajada del Palo Oeste. Additionally, during 2022 we connected six wells at Aguada Federal and the first two wells of the pilot at Bajada del Palo Este. This activity boosted our production to 54.7 Mboe/d by the fourth quarter of 2022, a year-over-year growth of 33%. Our certified proved reserves as of December 31, 2022 were 251.6 MMboe.

•

Peer-leading operating performance. We believe the productivity of our shale wells demonstrates our capabilities as a leading Vaca Muerta operator. As of December 31, 2022, cumulative production from the average Bajada del Palo Oeste well (representing the average of our BPO-1 to BPO-10 pads) was 3% above our type curve after 360 days of production. This productivity performance puts our wells among the best in Vaca Muerta.

•

Robust balance sheet and financial performance. Cash & cash equivalents at the end of 2022 were US$244.4 MM. During the year 2022, Adjusted EBITDA was US$764.5 MM, resulting in an Adjusted EBITDA margin of 67%. Net leverage ratio as of December 31, 2022, was 0.40 times Adjusted EBTIDA.

•

ESG-focused culture. We develop our business in a sustainable way, creating value today and building a future for generations to come. We aspire to become net zero in scope 1 & 2 greenhouse gas emissions by 2026, combining (i) a 35% reduction in our operating carbon footprint, in absolute terms, compared to 2020 emissions, with (ii) the implementation of nature-based solution projects to remove the remaining carbon emissions. During 2022, we reduced our scope 1 & 2 emissions intensity by 25% year-over-year to 18 KgCO2e/boe and initiated the first four nature-based solutions projects.

Development of the Company

Vista Energy, S.A.B. de C.V. was incorporated on March 22, 2017.

In August 2017, we consummated our initial public offering for Ps.11,688,950,000, the equivalent to US$650 MM. As result, Vista secured a potential funding of up to US$700 MM to be used for consummating an Initial Business Combination.

In April 2018, Vista completed the Initial Business Combination consisting of the Company’s acquisitions of equity interests and direct interests in assets from Pampa Energía S.A. and Pluspetrol Resources Corporation.

In July 2019, we completed a global offering consisting of a follow-on public offering in Mexico of our series A shares and an international public offering in the United States and other countries of our series A shares represented by American Depositary Shares on the NYSE for a total amount of 10,906,257 series A shares (including all over-allotment options). Our American Depositary Shares (“ADSs”) began trading on the NYSE on July 26, 2019, under the ticker symbol “VIST.”

On April 26, 2022, the Extraordinary General Shareholders’ Meeting approved certain amendments to the Company’s bylaws. One of the items discussed included a proposal to modify the Company’s corporate name to “Vista Energy.” The change in our corporate name became effective shortly thereafter upon compliance with certain Mexican legal requirements. No change was made to our ticker symbol or CUSIP during this process. Our Management believes that the new corporate name better reflects the Company’s proactive approach to the evolution of the energy industry and its sustainability objectives, including the reduction of its carbon footprint.

On the same date, our subsidiary in Argentina changed its name from Vista Oil & Gas Argentina, S.A.U. to Vista Energy Argentina, S.A.U

Corporate Structure of the Company

The Issuer’s capital stock is variable. The minimum fixed portion of the capital stock of the Company without right of withdrawal is Ps.3,000.00, represented by 2 Series C ordinary shares, nominative, without par value.

As of December 31, 2022, the Company’s variable capital stock is represented by: (i) 88,406,478 outstanding Series A common nominative shares, with no par value, registered with the RNV and listed on the BMV. The variable portion of the capital stock is unlimited.

Significant Changes in Financial Statements

Acquisition of 50% of the operated interest in the Aguada Federal and Bandurria Norte unconventional concessions in Vaca Muerta.

On January 17, 2022, the Company, through its subsidiary Vista Argentina, acquired a 50% operated interest in the Aguada Federal and Bandurria Norte concessions from Wintershall DEA Argentina S.A. (“Wintershall”).

Vista Argentina agreed to pay a total of US$140 MM, of which US$90 MM was paid on the date of the transaction, and the remaining US$50 MM in 8 (eight) equal quarterly installments beginning as from April 2022. During the year ended December 31, 2022, Vista Argentina paid Wintershall, 4 (four) equal installments of US$6.25 MM, and the remaining liability related to such transaction is US$23.90 MM, expressed at present value.

As a result of this transaction, Vista Argentina recognized a mineral property acquisition of US$68.70 MM in “property, plant and equipment,” and the Company also cancelled the US$77 MM carry assumed on September 16, 2021.

The effective date of the transaction was January 1, 2022. On September 14, 2022, the Province of Neuquén issued Decrees No. 1,851/22 and 1,852/22 approving the transfer of the assets located in the Bandurria Norte and Aguada Federal concessions, respectively, by Wintershall to Vista Argentina.

Joint Investment Agreement with Trafigura in the Bajada del Palo Oeste Area

On October 11, 2022, the Company, through its subsidiary Vista Argentina, entered into a second farmout agreement (the “Trafigura Agreement”) with Trafigura Argentina S.A. (“Trafigura”), whereby the parties agreed to develop 3 (three) additional pads in the Bajada del Palo Oeste block.

The Trafigura Agreement established a joint agreement and granted Trafigura contractual rights to 25% of the hydrocarbon production from the pads included in the agreement, as well as associated obligations with 25% of the investment costs, (including the payment of royalties and direct taxes). As part of the Trafigura Agreement, Trafigura agreed to pay Vista Argentina US$1.70 MM for each well connected (equivalent to US$6.80 MM for a pad of 4 wells). As of December 31, 2022, no wells have been connected pursuant to this agreement.

Vista Argentina maintains the operation of the Bajada del Palo Oeste area and 100% of its ownership. With respect to the pads included in the Trafigura Agreement, it maintains its rights to 75% of the hydrocarbon production and assumes 75% of the investment costs, as well as royalties, direct taxes and all other operating and midstream costs.

The effective date of the Trafigura Agreement was October 1, 2022.

Cancellation of Warrants

On October 4, 2022, the holders’ meeting of the warrants issued by the Company, identified with the ticker symbol “VTW408A-EC001” (the “Warrants”), approved, among other things, the amendments to the issuance indenture and to the global certificate covering such warrants. The amendment provided for a cashless exercise mechanism allowing the holders to obtain one Series A share representative of the Company’s capital stock for each 31 warrants owned. As a result of this exercise, up to a maximum of 3,215,483 Series A shares will be outstanding after the conversion of all warrants.

As of October 4, 2022, the warrant liability was cancelled for US$32.90 MM, equivalent to the 3,215,483 Series A shares.

Repurchase of own shares

On April 26, 2022, and December 7, 2022, the Company’s shareholders approved, among other things, the creation of a share repurchase fund for US$23.80 MM and subsequently, the increase of such repurchase fund for US$25.60 MM, based on the Company’s unconsolidated financial statements. During the year ended December 31, 2022, the Company repurchased 3,234,163 Series A shares for a total amount of US$29.30 MM, which as of the date of this report are reserved in treasury.

Vista Argentina

Corporate Name

Vista Energy Argentina S.A.U.

Business Overview

Vista Energy Argentina S.A.U. (formerly Vista Oil & Gas S.A., and prior thereto “Petrolera Entre Lomas S.A.”) is an Argentine company engaged in the exploration and production of hydrocarbons and the commercialization of oil, natural gas and natural gas liquids (“NGLs”), with offices in Buenos Aires and Neuquén. It currently holds a (i) 100.00% operated interest in the following exploitation concessions: Entre Lomas Neuquén, located in the Province of Neuquén, Entre Lomas Río Negro, Charco del Palenque, Jarilla Quemada, 25 de Mayo Medanito SE, and Jagüel de los Machos, located in the Province of Río Negro, (ii) 84.62% operated interest in the Coirón Amargo Norte exploitation concession, located in the Province of Neuquén, (iii) a 100% operated interest in the Bajada del Palo Oeste, Bajada del Palo Este, Aguada Federal and Bandurria Norte unconventional exploitation concessions, located in the Province of Neuquén, (iv) 90%

operated interest in the Águila Mora unconventional exploitation concession, located in the Province of Neuquén; and (v) 1.50% non-operating interest in the Acambuco exploitation concession, located in the Province of Salta. As of December 31, 2022, Vista Argentina had 431 direct employees.

Assets Subject to the Transaction

These include 100% of the operated exploitation rights of the Concessions.

Company Development

After the Initial Business Combination, and upon taking control of operations, we started a shale development in Bajada del Palo Oeste. In December 2018, we obtained an unconventional hydrocarbon exploitation concession in such concession for 35 years, until December 2053. In March 2019, we completed and connected our first four-well pad. During 2019, we completed and connected a total of eight wells, which took our shale production at Bajada del Palo Oeste from zero to over 10,000 boe/d in August 2019, for an average daily production of 4.9 Mboe/d for the year ended December 31, 2019.

On November 30, 2018, the cross assignment of rights between Vista Argentina, through its wholly owned subsidiary APCO Oil & Gas International Inc. and O&G Developments Ltd. S.A., a wholly owned subsidiary of Royal Dutch Shell plc (“Shell”), was completed. Such assignment was entered into on August 22, 2018 and announced on October 25, 2018. Pursuant to such agreement, Vista Argentina exchanged a 35% non-operated interest in the Coirón Amargo Sur Oeste block, for Shell’s 90% operated interest in the Águila Mora block plus a contribution of US$10MM, paid by Shell in favor of Vista Argentina. Therefore, Vista Argentina obtained a 90% interest in the Águila Mora block and Gas y Petróleo del Neuquén, S.A. the remaining 10%.

On September 16, 2021, we acquired a 50% non-operated interest in Aguada Federal and Bandurria Norte from ConocoPhillips Petroleum Holdings B.V. On January 17, 2022, we acquired an additional 50% interest from Wintershall DEA Argentina S.A. As of that date, we became the operator and sole concessionaire of the blocks. Aguada Federal and Bandurria Norte are unconventional exploitation concessions in the Neuquén Basin, located in the Province of Neuquén, covering approximately 24,058 and 26,404 gross acres, respectively, in which we identified a total of 300 new well locations to drill. During 2022, we completed and drilled our first six wells at Aguada Federal.

During January 2022, we began a pilot plan in Bajada del Palo Este, a block adjacent to Bajada del Palo Oeste, where we also have a 35-year unconventional hydrocarbon concession. The first pad of two wells, showed solid productivity, comparable to the results obtained in Bajada del Palo Oeste. Based on this result we have added 50 new locations to our inventory of wells in Vaca Muerta.

During the last four years, we have invested US$1,335 MM, of which US$876 MM were allocated to drilling and completing shale wells and US$459 MM to conventional wells, surface facilities, technology and other investments.

As of the date of this disclosure document, we have completed and connected 60 wells at Bajada del Palo Oeste, six at Aguada Federal and two at Bajada del Palo Este. Total shale production was 34.7 Mboe/d during the year ended December 31, 2022. Total production from Vista Argentina was 48.1 Mboe/d during such period.

Capital Structure

Vista Argentina is a sole shareholder company incorporated under the laws of Argentina. Vista Argentina’s sole shareholder is Vista Energy Holding I S.A. de C.V.

Aconcagua

Company’s Coporate Name

Petrolera Aconcagua Energía S.A.

Company Description

Aconcagua is an Argentine company that has the following operations:

•

Exploration and production of hydrocarbons from eight exploitation concessions in the Neuquina Basin and Cuyana Basin. It currently holds (i) a 90% operated interest in the Catriel Oeste exploitation concession; (ii) a 90% operated interest in the Catriel Viejo exploitation concession; (iii) a 90% operated interest in the Tres Nidos exploitation concession; (iv) a 90% operated interest in the Loma Guadalosa exploitation concession; (v) a 100% operated interest in the Atuel Norte Explotación exploitation concession; (vi) an 85.58% operated interest in the Confluencia Sur exploitation concession; (vii) a 50% operated interest in the exploitation concession Chañares Herrados; and (viii) a 100% operated interest in the exploitation concession Puesto Pozo Cercado Oriental.

•

Oil services. Develops activities related to: (i) operation and maintenance services for oilfields; (ii) logistics and transportation of liquid and solid cargoes; (iii) well intervention with rig equipment and peripheral services; and (iv) repair of deep pumps.

•

Gas and energy. Development of activities related to: (i) natural gas commercialization; (ii) natural gas distribution; (iii) commercialization of energy generated and supplied through the electricity market as a self-distributed generator; and (iv) commercialization of solar and/or wind energy generated.

Aconcagua has approximately 436 wells, certified Proven Reserves as of December 31, 2022 of 15.37MMboe, and an average production for the year 2022 of 2,800boe/d, with 95% of the production being oil and 5% gas being used entirely for consumption and generation of electricity for its operations.

Development of the Company

Aconcagua was founded in 2015 by Engineer Diego Sebastián Trabucco and Javier Agustín Basso, with the aim of creating an independent energy company, focusing its business on the development of mature conventional hydrocarbon fields with intention to increase their recovery factor, through technology, efficient and sustainable processes, seeking to maximize the productivity of its operations and the direct management of exploitation and development costs.

In 2016, Aconcagua obtained the first operation in charge of the CA5-Del Mosquito Area in the Austral basin located in the Province of Santa Cruz, through an exploitation agreement with the concessionaire Fomicruz S.E. Said area had a production level of 1,130 bbl/d and the operation of eight wells and two treatment plants. At the same time, in May 2016, Aconcagua begins to commercialize the oil corresponding to the Catriel Viejo area (756 bbl/d), which is located in the Province of Río Negro and whose ownership at that time corresponded to the Province of Río Negro’s oilcompany called Empresa de Desarrollo Hidrocarburífero Provincial S.A. (“EDHIPSA”).

In January 2017, Aconcagua participates and wins the Public Bid No. 01/2017 for the operation and maintenance service of the Catriel Oeste area and adds within the same operation scheme the Catriel Viejo area. This award allows it to manage the area through a production sharing agreement at risk for the transitory term until the area is tendered by the Secretary of State of Energy of the Province of Río Negro for the granting of the hydrocarbon exploitation concession. This award allows Aconcagua to increase monthly production to 18,900 bbl/d and mobilizes to focus its operational efforts on the operation of the Catriel Viejo and Catriel Oeste Areas, opting not to renew the operation agreement of the CA5- Del

Mosquito Area in the Austral Basin. Since the adjudication of the contract, Aconcagua focuses its efforts on a business strategy with the goal of reversing the production decline trend of the areas; manage operating costs through the integration of the operation and maintenance services required for the type of operations of mature fields; and to build a link with the local community through the implementation of corporate social responsibility plans.

At the beginning of 2018, as a consequence of having implemented a successful management model, Aconcagua decides to participate in the National and International Public Bidding for Exploration and Exploitation Areas to be concessioned by the Province of Mendoza. In August 2018, Aconcagua is the winner of such process, thus achieving the first two exploitation concessions Puesto Pozo Cercado Oriental and Atuel Norte Explotación, both concessions for 25 years, thus increasing production by 10,378 bbl/d and obtaining a total monthly production volume of 29,278 bbl/d. At the same time, in August 2018, the Province of Río Negro made the call through the National and International Public Bidding for Exploitation and Complementary Exploration Areas No. 01/2018, of exploitation concessions among which were the Catriel Oeste and Catriel Viejo areas that Aconcagua was operating. In said tender, Aconcagua was adjudicated four concessions called Catriel Oeste, Catriel Viejo, Tres Nidos and Loma Guadalosa; all of them with a ten-year concession term, extendable to ten additional years subject to compliance with investments, and with a participation distribution of 90% for Aconcagua and 10% for EDHIPSA, thus finalizing the Production Sharing at Risk agreement adjudicated in 2017. In 2019, Aconcagua, already as concessionaire of the six concession areas Catriel Oeste, Catriel Viejo, Tres Nidos, Loma Guadalosa in Río Negro, and Puesto Pozo Cercado Oriental and Atuel Norte Explotación in Mendoza, certifies the volume of 11.4 MMboe of Proven Reserves, of which 85 % are oil reserves and 15 % gas reserves as of December 31, 2018.

In March 2021, the Province of Mendoza adjudicated by Decree No. 224/2021 the exploitation concession of the Chañares Herrados area to Aconcagua as operator and holder of 50% of the block, and the remaining percentage in favor of Crown Point Energía S.A. The term of the concession is for 25 years. On January 23, 2022 Aconcagua acquires 85.58% of the exploitation rights of the Confluencia Sur concession area, located in the Province of Mendoza. The acquisition includes the assignment of the participation of: (i) 71.01% of San Jorge Petroleum SA and (ii) 14.57% of Metro Holding SA. As a result of this transaction, Aconcagua is the new operator of the area, being YPF S.A. the other member of the consortium with the remaining 14.42%. The incorporation of Confluencia Sur consolidates Aconcagua’s position in the Province of Mendoza and the reorganization of assets, allowing it to focus on accelerating development plans in the Catriel Oeste, Catriel Viejo and Loma Guadalosa blocks located in Río Negro, with the aim of obtaining incremental volumes of Medanito crude oil to continue supplying the domestic and foreign markets. The operation of this new block had as a logistic support point the PRC (Ex-Vale) facilities south of Malargüe (Mendoza), thus achieving greater operating synergy. In January 2022, Aconcagua requested from the government of the Province of Río Negro the authorization to assign the rights and obligations of the Tres Nidos area to Petrolera San Miguel, an independent company that seeks to start operating in that province. Such authorization is pending approval by the Province of Río Negro. In August 2022 Aconcagua approves the decision to sell to Crown Point Energía S.A. 50% of the concession corresponding to the Puesto Pozo Cercado Oriental area in the Province of Mendoza. This operation is agreed between the parties and subject to the approval of the Control Authority of the Province of Mendoza.

Capital Structure

As of the date of this disclosure document, Aconcagua’s capital structure is conformed as follows:

Name	Number of shares	Equity interest/participation	Percentage of votes
Diego S. Trabucco	1,000,000	50%	50%
Javier A. Basso	1,000,000	50%	50%

RISK FACTORS

The execution of the Transaction involves a high degree of risk. You should carefully review and consider the risks described below and the other information contained in this disclosure document, including our pro forma financial statements and their respective notes. Any of the following risks could adversely affect our business, financial condition, results of operations, or cash flows. The market value of our securities could decline due to any of such risks or other factors, and you could lose all or part of your investment. Our business, financial condition, results of operations, cash flows, expectations and/or the market value of our Series A Shares could also be affected by other risks and factors not presently known to us or not currently contemplated to have a material adverse effect. References in this section to the fact that a risk or uncertain factor may, could, or will have a “material adverse effect” on us or “materially adversely affect” us, means that such risk or uncertain factor may impair our business, financial condition, results of operations, cash flows, and/or negatively affect the trading price of the Series A Shares.

Additionally, consideration should be given to the risk factors with respect to Vista and the industry as reflected in Vista’s latest annual report which is available on Vista’s website at http://www.vistaenergy.com and on the Mexican Stock Exchange at www.bmv.com.mx.

Risks Related to the Transaction

We cannot assure that Aconcagua will meet its assumed obligations in full.

We have decided to carry out this Transaction confident that Aconcagua is a solid company with sufficient operating and financial history to meet its obligations and provide the best value for our relationship. Nevertheless, Aconcagua’s past experience may not be a good indicator of its future operating results. Therefore, we cannot assure that Aconcagua will continue to have good operation performance, nor that it will continue to behave in the same way from a financial standpoint, which could lead to complications in meeting its production and payment obligations in terms of the Master Agreement and the documents derived thereof and related therewith. Default in payment or production by Aconcagua or any default under the terms of the Master Agreement and other Transaction documents could have an adverse effect on our production volumes or significant increases in costs, which could adversely affect our results of operations, cash flow, and profitability.

Responsibility of Vista Argentina with local authorities.

During the Operational Period, Aconcagua will be the registered operator of the Concessions even though during such Operational Period, Vista Argentina will maintain 100% interest in the Concessions. Further, notwithstanding Aconcagua undertook the obligation to collaborate in the improvement and compliance with the regulatory obligations related to the exploitation and development rights of the concessions regarding this Transaction, Vista Argentina, by retaining ownership of the concessions’ titles, and until the Final Closing Date is met, or, in case Vista Argentina requests the authorization for the assignment of the Concessions in advance, and the authorizations form the Provinces of Río Negro and Neuquén are obtained, shall be liable for any non-compliance by Aconcagua in its capacity as registered operator of the concessions with the authorities of the Provinces of Río Negro and Neuquén, as well as any risk events such as fires, explosions, the release of hydrocarbons, sabotage, loss of life, injuries, damages to property and the environment, and in general any form of liability and obligation arising from its capacity as the holder of a concession title such as those comprising the Concessions. Any of these events could result in fines, claims, and legal consequences of various kinds from the authority and other third parties, as well as have a negative impact on our name, which could cause significant increases in costs, which could have an adverse effect on our results of operations, cash flow, and profitability, as well as a negative effect on our financial situation.

We cannot assure that the authorizations required from the corresponding local authorities will be obtained.

There is no certainty that the necessary authorizations from the competent authorities of the Province of Neuquén and the Province of Río Negro approving the assignment of the Concessions in favor of Aconcagua will be obtained, or that they will be granted without conditions. In the event such authorizations are not granted, Vista will retain the ownership of the concession titles of the Concessions, and therefore shall be liable for any non-compliance by Aconcagua in its capacity as registered operator of the Concessions with the authorities of the Provinces of Río Negro and Neuquén, as well as any risk events such as fires, explosions, the release of hydrocarbons, sabotage, loss of life, injuries, damages to property and the environment, and in general any form of liability and obligation arising from its capacity as the holder of a concession title such as those comprising the Concessions. Moreover, there is no certainty that the CNDC will authorize the Transaction. Notwithstanding the foregoing, only less than 1% of the transactions notified to the CNDC were rejected. The risk of any conditioning and/or rejection of the Transaction is borne by Aconcagua. Failure to obtain such authorization could result in the parties of the Transaction shall reverse the Transaction and remove all its effects if determined that the object or effect of the Transaction may restrict or distort competition in such a way that may be detrimental to the general economic interest. Consequently, failure to obtain such approval could have an adverse effect on our operation and Vista’s financial situation.

SELECTED FINANCIAL INFORMATION

Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022

(Amounts expressed in thousands of US Dollars)

	Year ended December 31, 2022 (unaudited)	Pro forma adjustments 2022	Ref.	Year ended December 31, 2022 Pro forma
Revenue from contracts with customers	1,143,820	(112,094)	a)	1,031,726
Cost of sales:
Operating costs	(133,385)	58,493	b)	(74,892)
Crude oil stock fluctuation	(500)	(12)	c)	(512)
Depreciation, depletion and amortization	(234,862)	31,953	d)	(202,909)
Royalties	(144,837)	28,222	e)	(116,615)
Other non-cash costs related to the transfer of conventional assets	—	(28,041)	f)	(28,041)

Gross profit	630,236	(21,479)		608,757

Selling expenses	(59,904)	2,527	g)	(57,377)
General and administrative expenses	(63,826)	—		(63,826)
Exploration expenses	(736)	—		(736)
Other operating income	26,698	62,623	h)	89,321
Other operating expenses	(3,321)	—		(3,321)

Operating profit	529,147	43,671		572,818

Interest income	809	—		809
Interest expense	(28,886)	—		(28,886)
Other financial income (expense)	(67,556)	—		(67,556)

Financial income (expense), net	(95,633)	—		(95,633)

Profit before income tax	433,514	43,671		477,185

Current income tax (expense)	(92,089)	(7,785)	i)	(99,874)
Deferred income tax (expense)	(71,890)	(7,500)	i)	(79,390)

Income tax (expense)	(163,979)	(15,285)		(179,264)

Profit for the year, net	269,535	28,386		297,921

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) from actuarial remediation related to employee benefits	(4,181)	—		(4,181)
- Deferred income tax benefit	1,463	—		1,463

Other comprehensive income that shall not be reclassified to profit or loss in subsequent years, net of taxes	(2,718)	—		(2,718)

Total comprehensive profit for the year	266,817	28,386		295,203

Unaudited pro forma consolidated statement of financial position as of December 31, 2022

(Amounts expressed in thousands of US Dollars)

	As of December 31, 2022 (unaudited)	Pro forma adjustments 2022	Ref.	As of December 31, 2022 Pro forma
Assets
Noncurrent assets
Property, plant and equipment	1,606,339	(110,428)	j)	1,495,911
Goodwill	28,288	(5,542)	j)	22,746
Other intangible assets	6,792	—		6,792
Right-of-use assets	26,228	(3,131)	k)	23,097
Investments in associates	6,443	—		6,443
Trade and other receivables	15,864	163,786	l)	179,650
Deferred income tax assets	335	—		335

Total noncurrent assets	1,690,289	44,685		1,734,974

Current assets
Inventories	12,899	(3,386)	m)	9,513
Trade and other receivables	90,406	(5,422)	l)	84,984
Cash, bank balances and other short-term investments	244,385	(10,848)	n)	233,537

Total current assets	347,690	(19,656)		328,034

Total assets	2,037,979	25,029		2,063,008

Equity and liabilities
Equity
Capital stock	517,873	—		517,873
Other equity instruments	32,144	—		32,144
Legal reserve	2,603	—		2,603
Share-based payments	40,744	—		40,744
Share repurchase reserve	49,465	—		49,465
Other accumulated comprehensive income (losses)	(8,694)	—		(8,694)
Accumulated profit (losses)	209,925	28,386		238,311

Total equity	844,060	28,386		872,446

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	243,411	7,500	i)	250,911
Lease liabilities	20,644	(3,131)	k)	17,513
Provisions	31,668	—		31,668
Borrowings	477,601	—		477,601
Employee benefits	12,251	—		12,251

Total noncurrent liabilities	785,575	4,369		789,944

Current liabilities
Provisions	2,848	—		2,848
Lease liabilities	8,550	—		8,550
Borrowings	71,731	—		71,731
Salaries and payroll taxes	25,120	—		25,120
Income tax liability	58,770	7,785	i)	66,555
Other taxes and royalties	20,312	—		20,312
Trade and other payables	221,013	(15,511)	o)	205,502

Total current liabilities	408,344	(7,726)		400,618

Total liabilities	1,193,919	(3,357)		1,190,562

Total equity and liabilities	2,037,979	25,029		2,063,008

Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2021

(Amounts expressed in thousands of US Dollars)

	Year ended December 31, 2021 (audited)	Pro forma adjustments 2021	Ref.	Year ended December 31, 2021 Pro forma
Revenue from contracts with customers	652,187	(88,049)	a)	564,138
Cost of sales:
Operating costs	(107,123)	55,343	b)	(51,780)
Crude oil stock fluctuation	(905)	(1,380)	c)	(2,285)
Depreciation, depletion and amortization	(191,313)	26,844	d)	(164,469)
Royalties	(86,241)	24,194	e)	(62,047)
Other non-cash costs related to the transfer of conventional assets	—	(27,345)	f)	(27,345)

Gross profit	266,605	(10,393)		256,212

Selling expenses	(42,748)	2,295	g)	(40,453)
General and administrative expenses	(45,858)	—		(45,858)
Exploration expenses	(561)	—		(561)
Other operating income	23,285	39,197	h)	62,482
Other operating expenses	(4,214)	—		(4,214)
Reversal of impairment of long-lived assets	14,044	—		14,044

Operating profit	210,553	31,099		241,652

Interest income	65	—		65
Interest expense	(50,660)	—		(50,660)
Other financial income (expense)	(7,194)	—		(7,194)

Financial income (expense), net	(57,789)	—		(57,789)

Profit before income tax	152,764	31,099		183,863

Current income tax (expense)	(62,419)	(5,598)	i)	(68,017)
Deferred income tax (expense)	(39,695)	(5,287)	i)	(44,982)

Income tax (expense)	(102,114)	(10,885)		(112,999)

Profit for the year, net	50,650	20,214		70,864

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) from actuarial remediation related to employee benefits	(4,513)	—		(4,513)
- Deferred income tax benefit	2,048	—		2,048

Other comprehensive income that shall not be reclassified to profit or loss in subsequent years, net of taxes	(2,465)	—		(2,465)

Total comprehensive profit for the year	48,185	20,214		68,399

Unaudited pro forma consolidated statement of financial position as of December 31, 2021

(Amounts expressed in thousands of US Dollars)

	As of December 31, 2021 (audited)	Pro forma adjustments 2021	Ref.	As of December 31, 2021 Pro forma
Assets
Noncurrent assets
Property, plant and equipment	1,223,982	(130,921)	j)	1,093,061
Goodwill	28,416	(5,542)	j)	22,874
Other intangible assets	3,878	—		3,878
Right-of-use assets	26,454	(4,634)	k)	21,820
Investments in associates	2,977	—		2,977
Trade and other receivables	20,210	162,158	l)	182,368
Deferred income tax assets	2,771	—		2,771

Total noncurrent assets	1,308,688	21,061		1,329,749

Current assets
Inventories	13,961	(3,487)	m)	10,474
Trade and other receivables	46,096	(5,743)	l)	40,353
Cash, bank balances and other short-term investments	315,013	402	n)	315,415

Total current assets	375,070	(8,828)		366,242

Total assets	1,683,758	12,233		1,695,991

Equity and liabilities
Equity
Capital stock	586,706	—		586,706
Share-based payments	31,601	—		31,601
Other accumulated comprehensive income (losses)	(5,976)	—		(5,976)
Accumulated profit (losses)	(47,072)	20,214		(26,858)

Total equity	565,259	20,214		585,473

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	175,420	5,287	i)	180,707
Lease liabilities	19,408	(4,634)	k)	14,774
Provisions	29,657	—		29,657
Borrowings	447,751	—		447,751
Warrants	2,544	—		2,544
Employee benefits	7,822	—		7,822
Trade and other payables	50,159	—		50,159

Total noncurrent liabilities	732,761	653		733,414

Current liabilities
Provisions	2,880	—		2,880
Lease liabilities	7,666	—		7,666
Borrowings	163,222	—		163,222
Salaries and payroll taxes	17,491	—		17,491
Income tax liability	44,625	5,598	i)	50,223
Other taxes and royalties	11,372	—		11,372
Trade and other payables	138,482	(14,232)	o)	124,250

Total current liabilities	385,738	(8,634)		377,104

Total liabilities	1,118,499	(7,981)		1,110,518

Total equity and liabilities	1,683,758	12,233		1,695,991

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION

i) Operating Results

(a)	Revenue from contracts with customers

During the pro forma year ended December 31, 2022, revenues from contracts with customers would have increased to US$1,031,726; representing a decrease of US$112,094, equivalent to 10%, with respect to the balance prior to the Transaction.

During the pro forma year ended December 31, 2021, revenues from contracts with customers would have increased to US$564,138; representing a reduction of US$88,049, equivalent to 14%.

In both cases, the reduction occurs as a result of the disincorporation of the income generated by the net assets sold.

(b)	Operating costs

As a consequence of the disincorporation of the results generated by the net assets sold, operating costs would have increased to US$74,892 (representing a reduction of US$58,493, equivalent to 44%) and US$51,780 (representing a reduction of US$55,343, equivalent to 52%) during the pro forma years ended December 31, 2022 and 2021, respectively.

(c)	Crude oil stock fluctuation

The balance of the crude oil stock fluctuation as of December 31, 2022 and 2021 pro forma, would have amounted to US$512 and US$2,285, which would produce an increase in the loss of US$12 and US$1,380, representing 2% and 153%, with respect to the balance prior the transaction.

(d)	Depreciation, depletion and amortization

During the pro forma years ended December 31, 2022 and 2021, depreciation, depletion and amortization would have increased to US$202,909 and US$164,469, respectively, representing a reduction of US$31,953, equivalent to 14%, and US$26,844, equivalent to 14%, respectively. This reduction is a result of the disincorporation of the net assets sold.

(e)	Royalties

During pro forma years ended December 31, 2022 and 2021, royalties would have increased to US$116,615 and US$62,047, representing a reduction of US$28,222, equivalent to 19% and US$24,194, equivalent to 28% with respect to the balance prior to the Transaction, respectively. This reduction is a consequence of the disincorporation of the results generated by the net assets sold.

(f)	Other non-cash costs related to the transfer of conventional assets

During the pro forma years ended December 31, 2022 and 2021, the result for other non-cash costs related to the transfer of conventional assets would have amounted to US$28,041 and US$27,345, respectively.

(g)	Selling expenses

During the pro forma years ended December 31, 2022 and 2021, selling expenses would have increased to US$57,377 and US$40,453, representing a reduction of US$2,527, equivalent to 4% and US$2,295, equivalent to 5%, respectively. This variation is a consequence of the reduction in income from sales to customers, as a result of the disincorporation of the results generated by the assets sold.

(h)	Other operating income

Considering the effects of the Transaction, other operating income recorded during the pro forma years ended December 31, 2022 and 2021, would have increased to US$89,321 and US$62,482, representing an increase of US$62,623, equivalent to 235% and US$39,197, equivalent to 172%, respectively.

The aforementioned pro forma adjustments include a gain related to the Transaction equivalent to US$57,476 and US$41,688, for the pro forma years ended December 31, 2022 and 2021.

(i)	Income tax

When incorporating the effects related to the Transaction, the amount related to income tax for the pro forma years ended December 31, 2022 and 2021, would have increased to US$179,264 and US$112,999, representing an increase of US$15,285, equivalent to 9% and US$10,885, equivalent to 11%, respectively.

ii) Financial Position, Liquidity and Capital Resources

(j)	Property, plant and equipment and Goodwill:

As a result of the Transaction, property, plant and equipment and goodwill recorded as of December 31, 2022 pro forma, would have been reduced by US$110,428 and US$5,542, respectively, representing a 7% reduction in relation to the balance prior the Transaction.

In addition, property, plant and equipment and goodwill recorded at December 31, 2021 pro forma would have been reduced by US$130,921 and US$5,542, respectively, representing a 11% reduction in relation to the balance prior the Transaction.

In both cases, this reduction is the result of the divestment of the assets subject to the Transaction.

(k)	Right-of-use assets and lease liabilities:

As a result of the Transaction, right-of-use assets and lease liabilities recorded as of December 31, 2022 pro forma, would have been reduced by US$3,131, representing a reduction of 12% and 11%, respectively, in relation to the balance prior the Transaction.

Pro forma right-of-use assets and lease liabilities as of December 31, 2021 would have been reduced by US$4,634, representing a reduction of 18% and 17%, respectively, compared to the balance prior the Transaction.

(l)	Trade and other receivables:

Non-current and current trade and other receivables, recorded as of December 31, 2022 pro forma, would have increased to US$179,650 and US$84,984, which would have represented an increase of US$163,786, and a decrease of US$5,422, respectively.

In addition, non-current and current trade and other receivables, recorded as of December 31, 2021 pro forma, would have increased to US$182,368 and US$40,353, which would have represented an increase of US$162,158 and a decrease of US$5,743, respectively.

In both cases, these variations are generated as a consequence of the consideration that the company would have received for the Transaction, decreased by the lower credits related to sales revenues.

(m)	Inventories

As a result of the Transaction, the inventory recorded as of December 31, 2022 and 2021 pro forma, would have been reduced by US$3,386 and US$3,487, respectively; which would represent a variation of 26% and 25% in relation to the balance prior to the Transaction, respectively.

In both cases, this reduction is generated as consequence for the divestment of the assets subject to the Transaction.

(n)	Cash, bank balances and other short-term investments

As a result of the Transaction, as of December 31, 2022 pro forma, the Company would have decreased the balance of cash, bank balances and other short-term investments by US$10,848; due to lower collections related to the reduction in sales revenues; partially offset by the consideration it would have received for the Transaction, and for less operative payments and capital investments.

Additionally, as of December 31, 2021 pro forma the Company would have increased cash, bank balances and other short-term investments by US$402; due to the consideration it would have received for the Transaction, by lower operating payments and lower collections related to the reduction in sales revenue.

In both cases, these variations are generated as a result of the divestment of the net assets sold and their directly associated liabilities.

(o)	Trade and other payables

Trade and other payables, recorded as of December 31, 2022 and 2021 pro forma, would have amounted to US$205,502 and US$124,250, meaning a decrease of US$15,511 and US$14,232, equivalent to 7% and 10%, respectively, in relation to the balance prior to the Transaction.

In both cases, these variations are generated as a consequence of lower operating payments as a result of the aforementioned Transaction.

OTHER FINANCIAL INFORMATION

Adjusted EBITDA Reconciliation

	Year ended December 31, 2022	Pro forma adjustments 2022	Year ended December 31, 2022 Pro forma
Profit for the year, net	269,535	28,386	297,921
(+) Income tax (expense)	163,979	15,285	179,264
(+) Financial results, net	95,633	—	95,633
Operating profit	529,147	43,671	572,818
(+) Depreciation, depletion and amortization	234,862	(31,953)	202,909
(+) Other non-cash costs related to the transfer of conventional assets	—	28,041	28,041
(+) Gain from assets disposal	—	(57,476)	(57,476)
(+) Restructuring and Reorganization expenses and others	531	—	531
(+) Reversal of impairment of long-lived assets	—	—	—

Adjusted EBITDA	764,540	(17,717)	746,821

Adjusted EBITDA Margin (%)	67%	16%	72%

	Year ended December 31, 2021	Pro forma adjustments 2021	Year ended December 31, 2021 Pro forma
Profit for the year, net	50,650	20,214	70,864
(+) Income tax (expense)	102,114	10,885	112,999
(+) Financial results, net	57,789	—	57,789
Operating profit	210,553	31,099	241,652
(+) Depreciation, depletion and amortization	191,313	(26,844)	164,469
(+) Other non-cash costs related to the transfer of conventional assets	—	27,345	27,345
(+) Gain from assets disposal	(9,999)	(41,688)	(51,687)
(+) Restructuring and Reorganization expenses and others	2,284	—	2,284
(+) Reversal of impairment of long- lived assets	(14,044)	—	(14,044)

Adjusted EBITDA	380,107	(10,088)	370,019

Adjusted EBITDA Margin (%)	33%	9%	36%

Adjusted Net Income Reconciliation

	Year ended December 31, 2022	Pro forma adjustments 2022	Year ended December 31, 2022 Pro forma
Profit for the year, net	269,535	28,386	297,921
Adjustments:
(+) Deferred Income tax	71,890	7,500	79,390
(+) Changes in the fair value of Warrants	30,350	—	30,350
(+) Reversal of impairment of long-lived assets	—	—	—
(+) Other non-cash costs related to the transfer of conventional assets	—	28,041	28,041
(+) Gain from assets disposal	—	(57,476)	(57,476)

Adjustments to Net Income	102,240	(21,935)	80,305

Adjusted Net Income	371,775	6,451	378,226

	Year ended December 31, 2021	Pro forma adjustments 2021	Year ended December 31, 2021 Pro forma
Profit for the year, net	50,650	20,214	70,864
Adjustments:
(+) Deferred Income tax	39,695	5,287	44,982
(+) Changes in the fair value of Warrants	2,182	—	2,182
(+) Reversal of impairment of long-lived assets	(14,044)	—	(14,044)
(+) Other non-cash costs related to the transfer of conventional assets	—	27,345	27,345
(+) Gain from assets disposal	—	(41,688)	(41,688)

Adjustments to Net Income	27,833	(9,056)	18,777

Adjusted Net Income	78,483	11,158	89,641

RELEVANT AGREEMENTS

Master Agreement

By means of the Master Agreement dated February 23, 2023, executed under the laws of Argentina between Aconcagua and Vista Argentina, and subject to the conditions set forth therein, the parties agreed, among other things, to carry out the assignment, sale, transfer, and delivery by Vista Argentina to Aconcagua of the Neuquén Interest, the Río Negro Interest, and the Transportation Interest. By means of this agreement, Vista Argentina, in accordance with the terms and subject to the conditions of this agreement, agrees to assign all associated rights, titles and interests over the Assigned Assets, and Aconcagua assumes each of the past, existing and future obligations, costs, liabilities and commitments of the Assigned Assets, contingent or otherwise, relating to or arising out of the Assigned Assets.

For more information regarding the principal terms and conditions of the Master Agreement, please see the “INFORMATION REGARDING THE TRANSACTION - Detailed Description of the Transaction” section of this disclosure document.

Joint Operating Agreement

By means of this agreement, Vista Argentina and Aconcagua regulate their relationship regarding the operation of the Neuquén Concession and the Río Negro Concession. The main characteristics of this agreement are as follows:

(a)

Vista Argentina maintains the right to explore and develop all resources (i.e., crude oil and natural gas) of the Vaca Muerta formation in the Neuquén Concession and the Río Negro Concessions, without the right to any consideration from Aconcagua, committing the latter to collaborate in the improvement and compliance with the regulatory obligations related to such exploration and development right. The investments made in connection with the right to exploit and develop the resources of the Vaca Muerta formation will be independent of the sole risk operations agreement. Vista Argentina will be the sole operator and will be responsible for 100% of the costs and investment. Vista Argentina will have the right to apply for the non-conventional concession with the corresponding governmental authority.

(b)

Vista Argentina will have the right to carry out investments in new wells with gas objectives within the Entre Lomas Río Negro concession for up to eight wells. Such investments will be independent of the sole risk operations agreement, meaning, Vista Argentina will be the sole operator and will be responsible for the 100% of the costs and investment.

In the event Aconcagua informs Vista Argentina its intention to be fully responsible and pay the investments, costs and expenses to carry out the new wells, once the two new wells are completed, they will be part of the joint operation.

(c)	Vista Argentina shall have the right to appoint three persons to occupy three positions within Aconcagua’s structure to support the operation and maintenance of the Concessions.

(d)

Aconcagua is committed to drill and complete two new wells (with gas objectives in the Entre Lomas Río Negro concession) during the first half of 2023. In connection with such operations, Vista Argentina will drill and complete the wells, and Aconcagua agrees to pay up to US$3,000,000 per well. In the event that a higher amount of investment is required, such investment will be payable by Vista Argentina. Once the two new wells are completed, they will be part of the joint operation.

(e)

Vista Argentina will have the right to drill and complete one or more new water wells in the Entre Lomas Río Negro concession until the Final Closing Date. Vista agrees to pay all costs for the drilling and completion of the wells. Upon completion of the new wells, the new wells will become part of the joint operation.

Natural Gas Marketing Agreement

By means of this agreement, Vista Argentina and Aconcagua agree that Vista Argentina will have the right to purchase all or part of the natural gas production corresponding to Aconcagua arising from the Neuquén Concession and the Río Negro Concessions at a price of US$1/MMBtu. Such volumes may be reduced as a result of consumption by Aconcagua for the maintenance of its operations, which shall be payable by Aconcagua at market value.

Natural Gas Treatment Agreement

By means of this agreement, Vista Argentina and Aconcagua agree that Aconcagua will treat and dispatch the natural gas corresponding to Vista Argentina, arising from the motor compressor station 9 of Bajada del Palo Oeste of the Charco Bayo’s crude treatment plant, and of those areas excluded from the Transaction at the Entre Lomas Río Negro gas conditioning plant. Vista Argentina will have a natural gas treatment fee of US$5.4/km3 of natural gas. The agreement will remain in force during the current term of the gas transportation Entre Lomas concession located in the Province of Río Negro, or its eventual extension, which may be granted by the Province of Río Negro for an additional ten-year term. At the end of this term, it may be renewed by mutual agreement between the parties.

Crude Oil and Water Treatment Agreement

By means of this agreement, Vista Argentina and Aconcagua agree that Vista Argentina will treat and transport the crude oil corresponding to Aconcagua in the Neuquén Concession and the Río Negro Concessions and the water arising from Agua Amarga and Entre Lomas and that Aconcagua will have a treated oil fee of US$ 0.56 per barrel and a treated water fee of US$ 0.24 per barrel. The agreement will remain in force during the current term of the gas transportation Entre Lomas concession located in the Province of Río Negro, or its eventual extension, which may be granted by the Province of Río Negro for an additional ten-year term. At the end of this term, it may be renewed by mutual agreement between the parties.

Transition Agreement for Operations and Information Systems

By means of this agreement, Vista Argentina will provide to Aconcagua infrastructure and systems for the operation in the Concessions for a period of three months to ensure an organized transition

Power Supply Agreement

By means of this agreement, Vista Argentina and Aconcagua agree that Aconcagua will lend to Vista Argentina the amount of contracted power indicated by Vista Argentina for the purpose of supplying energy to the crude oil treatment plant of Entre Lomas Río Negro as a priority, and the areas of Vista Energía and Aconcagua, as a second priority and without distinction.

.

RESPONSIBLE PARTIES

“Each of the undersigned parties hereby represent, under penalty of perjury, that within the scope of our respective duties we have prepared the information relating to the Issuer included in this disclosure document and, to the best of our knowledge and belief, such information fairly reflects the condition thereof. We further represent that we have no knowledge of any material information which has been omitted from or misrepresented in this disclosure document, or any information contained herein which could be misleading to investors.”

Vista Energy, S.A.B. de C.V.

/s/ Miguel Galuccio
Miguel Galuccio
Chief Executive Officer

/s/ Pablo Vera Pinto
Pablo Vera Pinto
Chief Financial Officer

/s/ Javier Rodríguez Galli
Javier Rodríguez Galli
Chief Legal Officer

EXHIBITS

1.    PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS; INDEPENDENT PUBLIC ACCOUNTANT REPORT ON THE COMPILATION OF THE PRO FORMA FINANCIAL INFORMATION TO BE INCLUDED IN THE DISCLOSURE DOCUMENT

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated financial statements as of December 31, 2022 and 2021,

and for the years ended December 31, 2022 and 2021

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021

TABLE OF CONTENTS

•	Independent public accountant´s report on the compilation of proforma financial information to be included in the disclosure document

•	Unaudited pro forma consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2022 and 2021

•	Unaudited pro forma consolidated statements of financial position as of December 31, 2022 and 2021

•	Notes to the unaudited pro forma consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021

Av. Ejército Nacional 843-B Antara Polanco 11520 Mexico	Phone: +55 5283 1300 Fax: +55 5283 1392 ey.com/mx

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT ON THE COMPILATION OF PROFORMA FINANCIAL INFORMATION TO BE INCLUDED IN THE DISCLOSURE DOCUMENT

To the General Meeting of Shareholders of

Vista Energy, S.A.B. de C.V.

We have concluded our assurance commitment to report on the compilation of the pro forma financial information of Vista Energy, S.A.B. de C.V. (the “Company” or “Vista”) prepared by its management. Proforma financial information comprises the unaudited pro forma consolidated statements of financial position as of December 31, 2022 and December 31, 2021 and the unaudited proforma consolidated income statements and other comprehensive income for the years ended December 31, 2022 and 2021, as well as the related notes to be presented in the disclosure document linked to the agreement signed by the Company, through its subsidiary Vista Argentina S.A.U. (“Vista Argentina”) in favor of Petrolera Aconcagua Energía S.A. (“Aconcagua”) for the assignmentof the operations of the following concessions in the Neuquén Basin, Argentina (“the Transaction”): (i) the Entre Lomas upstream concession, located in the Province of Neuquén; (ii) the Entre Lomas, Jarrilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito S.E. upstream concessions, located in the Province of Rio Negro; (iii) the Entre Lomas and Jarilla Quemada gas transportation concessions, located in the Province of Rio Negro; (iv) the 25 de Mayo-Medanito S.E. crude oil transportation concession, located in the Province of Rio Negro (“the assignment”).The applicable criteria on the basis of which the Company has compiled pro forma financial information are specified in the General Provisions Applicable to Issuers of Securities and other Securities Market Participants (the “Circular Unica de Emisoras”) and are described in the notes to the pro forma financial information to be included in the disclosure document.

The pro forma financial information has been compiled by the Company’s management to show the impact of the aforementioned assignment on the Company’s pro forma financial position as of December 31, 2022 and 2021 and the proforma consolidated income statements and other comprehensive income for the years ended December 31, 2022 and 2021, as if the sale had been made on March 1, 2022 and 2021, respectively.

Responsibility of the Administration for proforma financial information

The management of Vista Energy, S.A.B. de C.V., is responsible for compiling the proforma financial information in accordance with the criteria established in “Circular Unica de Emisoras” (“CUE”).

Our Quality Control Independence

We have complied with the independence and other ethical requirements of the Code of Ethics for Professional Accountants issued by the International Ethics Standards Board for Accountants together with the ethics requirements that are applicable to our audit of financial statements in Mexico by the “Code of Professional Ethics of the Mexican Institute of Public Accountants” (“IMCP Code of Ethics”), which are based on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

We apply the International Quality Management Standard for Audit Firms Conducting Audits or Reviews of Financial Statements, or Other Assurance assignments or related services and, accordingly, maintain a comprehensive quality control system that includes documented policies and procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

Responsibility of the Independent Public Accountant

Our responsibility is to express an opinion based on our assurance work, as required by the CUE on whether the proforma financial information has been collected, in all material aspects, by the management of Vista Energy, S.A.B. de C.V. in accordance with the criteria established in the CUE.

Scope of the review

We have carried out our assurance work in accordance with International Standard on Assurance Commitments (“ISAE”) 3420, “Assurance Commitments to Report on the Compilation of Proforma Financial Information Included in a Disclosure document”, issued by the International Standards Board on Auditing and Assurance. This standard requires that we comply with ethical principles, plan and execute procedures to obtain reasonable assurance as to whether the Management of Vista Energy, S.A.B. de C.V., collected, in all material aspects, the proforma financial information in accordance with the criteria established in CUE.

For purposes of this commitment, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used to collect the pro forma financial information, nor have we performed, in the course of this commitment, an audit or review of the financial information used to collect the pro forma financial information.

The purpose of the pro forma financial information to be included in the disclosure document is solely to show the impact of a significant event or transaction on the Company’s financial information as if the assignment described in the Notes to the Financial Statements had occurred or had been carried out on a date selected for the stated purposes and does not reflect the actual result of the assignment, if it had happened at the end of each of those years.

Our assurance work involved conducting procedures to evaluate whether the criteria used by the management of Vista Energy, S.A.B. de C.V., in the collection of pro forma financial information provide a reasonable basis for presenting significant effects directly attributable to the event or transaction, and to obtain sufficient and adequate evidence on whether:

•	The related pro forma adjustments give appropriate effect to these criteria; and

•	Proforma financial information reflects the proper application of these adjustments to unadjusted financial information.

The proceedings were conducted on the basis of our judgment, taking into account the independent public accountant’s understanding of the nature of Vista Energy, S.A.B. de C.V., the event or transaction, in respect of which the pro forma financial information and other relevant circumstances of our work have been collected.

Our work also involves assessing the overall presentation of consolidated financial information pro forma as a whole.

We believe that the evidence we have obtained is sufficient and adequate to provide a basis to support our opinion.

Opinion

In our opinion, the pro forma financial information of Vista Energy, S.A.B. de C.V., has been collected, in all material aspects, in a reasonable way and in accordance with the requirements of “Circular Unica de Emisoras” and is consistent with the Company’s accounting policies and based on the assumptions included in the pro forma financial statements.

Other matters

The unaudited proforma consolidated financial information included in the pro forma financial statements was prepared based on the information available and on assumptions that the management of Vista Energy, S.A.B. de C.V., considered reasonable.

Mancera, S.C. Member of Ernst & Young Global Limited

/s/ Arturo Figueroa Carmona
C.P.C. Arturo Figueroa Carmona Mexico City, Mexico February 23, 2023

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2022

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2022 (unaudited)	Pro forma adjustments 2022	Year ended December 31, 2022 Pro forma
Revenue from contracts with customers	3.1	1,143,820	(112,094)	1,031,726
Cost of sales:
Operating costs	3.1	(133,385)	58,493	(74,892)
Crude oil stock fluctuation	3.1	(500)	(12)	(512)
Depreciation, depletion and amortization	3.1	(234,862)	31,953	(202,909)
Royalties	3.1	(144,837)	28,222	(116,615)
Other non-cash costs related to the transfer of conventional assets	3.1	—	(28,041)	(28,041)

Gross profit		630,236	(21,479)	608,757

Selling expenses	3.1	(59,904)	2,527	(57,377)
General and administrative expenses		(63,826)	—	(63,826)
Exploration expenses		(736)	—	(736)
Other operating income	3.1	26,698	62,623	89,321
Other operating expenses		(3,321)	—	(3,321)

Operating profit		529,147	43,671	572,818

Interest income		809	—	809
Interest expense		(28,886)	—	(28,886)
Other financial income (expense)		(67,556)	—	(67,556)

Financial income (expense), net		(95,633)	—	(95,633)

Profit before income tax		433,514	43,671	477,185

Current income tax (expense)	3.1	(92,089)	(7,785)	(99,874)
Deferred income tax (expense)	3.1	(71,890)	(7,500)	(79,390)

Income tax (expense)		(163,979)	(15,285)	(179,264)

Profit for the year, net		269,535	28,386	297,921

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) from actuarial remediation related to employee benefits		(4,181)	—	(4,181)
- Deferred income tax benefit		1,463	—	1,463

Other comprehensive income that shall not be reclassified to profit or loss in subsequent years, net of taxes		(2,718)	—	(2,718)

Total comprehensive profit for the year		266,817	28,386	295,203

Notes 1 through 3 are an integral part of these unaudited pro forma consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2021

(Amounts expressed in thousands of US Dollars)

	Notes	Year ended December 31, 2021 (audited)	Pro forma adjustments 2021	Year ended December 31, 2021 Pro forma
Revenue from contracts with customers	3.1	652,187	(88,049)	564,138
Cost of sales:
Operating costs	3.1	(107,123)	55,343	(51,780)
Crude oil stock fluctuation	3.1	(905)	(1,380)	(2,285)
Depreciation, depletion and amortization	3.1	(191,313)	26,844	(164,469)
Royalties	3.1	(86,241)	24,194	(62,047)
Other non-cash costs related to the transfer of conventional assets	3.1	—	(27,345)	(27,345)

Gross profit		266,605	(10,393)	256,212

Selling expenses	3.1	(42,748)	2,295	(40,453)
General and administrative expenses		(45,858)	—	(45,858)
Exploration expenses		(561)	—	(561)
Other operating income	3.1	23,285	39,197	62,482
Other operating expenses		(4,214)	—	(4,214)
Reversal of impairment of long-lived assets		14,044	—	14,044

Operating profit		210,553	31,099	241,652

Interest income		65	—	65
Interest expense		(50,660)	—	(50,660)
Other financial income (expense)		(7,194)	—	(7,194)

Financial income (expense), net		(57,789)	—	(57,789)

Profit before income tax		152,764	31,099	183,863

Current income tax (expense)	3.1	(62,419)	(5,598)	(68,017)
Deferred income tax (expense)	3.1	(39,695)	(5,287)	(44,982)

Income tax (expense)		(102,114)	(10,885)	(112,999)

Profit for the year, net		50,650	20,214	70,864

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit or loss in subsequent periods
- (Loss) from actuarial remediation related to employee benefits		(4,513)	—	(4,513)
- Deferred income tax benefit		2,048	—	2,048

Other comprehensive income that shall not be reclassified to profit or loss in subsequent years, net of taxes		(2,465)	—	(2,465)

Total comprehensive profit for the year		48,185	20,214	68,399

Notes 1 through 3 are an integral part of these unaudited pro forma consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of financial position as of December 31, 2022

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2022 (unaudited)	Pro forma adjustments 2022	As of December 31, 2022 Pro forma
Assets
Noncurrent assets
Property, plant and equipment	3.2	1,606,339	(110,428)	1,495,911
Goodwill	3.2	28,288	(5,542)	22,746
Other intangible assets		6,792	—	6,792
Right-of-use assets	3.2	26,228	(3,131)	23,097
Investments in associates		6,443	—	6,443
Trade and other receivables	3.2	15,864	163,786	179,650
Deferred income tax assets		335	—	335

Total noncurrent assets		1,690,289	44,685	1,734,974

Current assets
Inventories	3.2	12,899	(3,386)	9,513
Trade and other receivables	3.2	90,406	(5,422)	84,984
Cash, bank balances and other short-term investments	3.2	244,385	(10,848)	233,537

Total current assets		347,690	(19,656)	328,034

Total assets		2,037,979	25,029	2,063,008

Equity and liabilities
Equity
Capital stock		517,873	—	517,873
Other equity instruments		32,144	—	32,144
Legal reserve		2,603	—	2,603
Share-based payments		40,744	—	40,744
Share repurchase reserve		49,465	—	49,465
Other accumulated comprehensive income (losses)		(8,694)	—	(8,694)
Accumulated profit (losses)	3.2	209,925	28,386	238,311

Total equity		844,060	28,386	872,446

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	3.2	243,411	7,500	250,911
Lease liabilities	3.2	20,644	(3,131)	17,513
Provisions		31,668	—	31,668
Borrowings		477,601	—	477,601
Employee benefits		12,251	—	12,251

Total noncurrent liabilities		785,575	4,369	789,944

Current liabilities
Provisions		2,848	—	2,848
Lease liabilities		8,550	—	8,550
Borrowings		71,731	—	71,731
Salaries and payroll taxes		25,120	—	25,120
Income tax liability	3.2	58,770	7,785	66,555
Other taxes and royalties		20,312	—	20,312
Trade and other payables	3.2	221,013	(15,511)	205,502

Total current liabilities		408,344	(7,726)	400,618

Total liabilities		1,193,919	(3,357)	1,190,562

Total equity and liabilities		2,037,979	25,029	2,063,008

Notes 1 through 3 are an integral part of these unaudited pro forma consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited pro forma consolidated statement of financial position as of December 31, 2021

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2021 (audited)	Pro forma adjustments 2021	As of December 31, 2021 Pro forma
Assets
Noncurrent assets
Property, plant and equipment	3.2	1,223,982	(130,921)	1,093,061
Goodwill	3.2	28,416	(5,542)	22,874
Other intangible assets		3,878	—	3,878
Right-of-use assets	3.2	26,454	(4,634)	21,820
Investments in associates		2,977	—	2,977
Trade and other receivables	3.2	20,210	162,158	182,368
Deferred income tax assets		2,771	—	2,771

Total noncurrent assets		1,308,688	21,061	1,329,749

Current assets
Inventories	3.2	13,961	(3,487)	10,474
Trade and other receivables	3.2	46,096	(5,743)	40,353
Cash, bank balances and other short-term investments	3.2	315,013	402	315,415

Total current assets		375,070	(8,828)	366,242

Total assets		1,683,758	12,233	1,695,991

Equity and liabilities
Equity
Capital stock		586,706	—	586,706
Share-based payments		31,601	—	31,601
Other accumulated comprehensive income (losses)		(5,976)	—	(5,976)
Accumulated profit (losses)	3.2	(47,072)	20,214	(26,858)

Total equity		565,259	20,214	585,473

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	3.2	175,420	5,287	180,707
Lease liabilities	3.2	19,408	(4,634)	14,774
Provisions		29,657	—	29,657
Borrowings		447,751	—	447,751
Warrants		2,544	—	2,544
Employee benefits		7,822	—	7,822
Trade and other payables		50,159	—	50,159

Total noncurrent liabilities		732,761	653	733,414

Current liabilities
Provisions		2,880	—	2,880
Lease liabilities		7,666	—	7,666
Borrowings		163,222	—	163,222
Salaries and payroll taxes		17,491	—	17,491
Income tax liability	3.2	44,625	5,598	50,223
Other taxes and royalties		11,372	—	11,372
Trade and other payables	3.2	138,482	(14,232)	124,250

Total current liabilities		385,738	(8,634)	377,104

Total liabilities		1,118,499	(7,981)	1,110,518

Total equity and liabilities		1,683,758	12,233	1,695,991

Notes 1 through 3 are an integral part of these unaudited pro forma consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited pro forma consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information

Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as a variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil de Capital Variable” (“S.A.B. de C.V.”) on July 28, 2017.

It is listed on the New York Stock Exchange (“NYSE”) under ticker symbol “VIST” as from July 26, 2019.

On April 26, 2022, Vista Oil & Gas, S.A.B. de C.V. changed the Company’s corporate name to “Vista Energy, S.A.B. de C.V.”.

Its main office is located in the City of Mexico, Mexico, at Pedregal 24, floor 4, Colonia Molino del Rey, Alcaldía Miguel Hidalgo, zip code 11040.

Through its subsidiaries, the Company engages in oil and gas exploration and production (upstream segment).

The Transaction mentioned in Note 2.3, were approved by the Board on February 23, 2023.

Note 2. Basis of preparation and significant accounting policies

2.1 Bases of preparation and presentation

The unaudited pro forma consolidated financial statements as of December 31, 2022 and 2021, and for the years ended December 31, 2022 and 2021, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company has prepared these unaudited pro forma consolidated financial statements to comply with the regulatory requirements set forth by the CNBV (“Mexican Banking and Securities Commission”); therefore, they do not include all the information and disclosures required in the annual financial statements.

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.

2.2 Basis of consolidation

These unaudited pro forma consolidated financial statements contain the financial statements of the Company and its subsidiaries.

2.3 Purpose of pro forma financial information

The Company prepared the pro forma financial information to be used in the disclosure document (“Folleto Infomativo”) to be submitted to the CNBV.

The Company’s pro forma transactions included in these unaudited pro forma consolidated financial statements as of December 31, 2022, and 2021, and for the years then ended, are related with the agreement signed by the Company, thought it subsidiary Vista Argentina S.A.U. (“Vista Argentina”) for the transfer of the operations of the following concessions in the Neuquina Basin, Argentina (the “Transaction”): (i) the Entre Lomas upstream concession, located in the Province of Neuquén; (ii) the Entre Lomas, Jarilla Quemada, Charco del Palenque, Jagüel de los Machos and 25 de Mayo-Medanito S.E. upstream concessions, located in the Province of Río Negro; (iii) the Entre Lomas and Jarilla Quemada gas transportation concession, located in the Province of Río Negro; and (iv) the 25 de Mayo-Medanito SE crude oil transportation concession, located in the Province of Río Negro (the “Concessions”).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited pro forma consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company, based on estimates and certain information available to Vista’s Management, made the adjustments needed to disclose the significant effects of the Transaction in the unaudited pro forma consolidated financial statements.

The pro forma adjustments have been made as if the Transaction had taken place on March 1, 2022, and 2021, for the purpose of the unaudited pro forma consolidated financial statements as of December 31, 2022, and 2021, and for the years then ended, respectively. The consolidated historical figures disclosed in the unaudited pro forma consolidated financial statements arise from Vista’s consolidated financial statements as of December 31, 2022, and 2021, which were prepared under IFRS.

The annual consolidated financial statements as of December 31, 2021, were subject to the independent auditors’ audit procedures, thus, the unaudited pro forma consolidated financial statements should be read jointly with the aforementioned annual consolidated financial statements.

Note 3. Pro forma adjustments

3.1 Pro forma consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2022 and 2021 adjustments

The Company’s pro forma consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2022, and 2021, have been adjusted to disclose the effects of the Transaction as if it had occurred on March 1, 2022, and 2021, respectively. These adjustments are broken down below:

	Year ended December 31, 2022	Year ended December 31, 2021
Revenue from contracts with customers	(112,094)	(88,049)
Operating costs	58,493	55,343
Crude oil stock fluctuation	(12)	(1,380)
Depreciation, depletion and amortization	31,953	26,844
Royalties	28,222	24,194
Other non-cash costs related to the transfer of conventional assets	(28,041)	(27,345)
Selling expenses	2,527	2,295
Other operating income	62,623	39,197
Income tax (expense)	(15,285)	(10,885)

Profit for the year, net	28,386	20,214

3.2 Pro forma consolidated statements of financial position as of December 31, 2022 and 2021 adjustments

Through the Transaction, the Company will derecognize certain assets and certain liabilities that are adjusted in the unaudited pro forma consolidated statements of financial position as if such sale had been made on March 1, 2022, and 2021. The pro forma adjustments as of each date are described below:

	As of December 31, 2022	As of December 31, 2021
Assets
Property, plant and equipment	(110,428)	(130,921)
Goodwill	(5,542)	(5,542)
Right-of-use assets	(3,131)	(4,634)
Trade and other receivables	158,364	156,415
Inventories	(3,386)	(3,487)
Cash, bank balances and other short-term investments	(10,848)	402

Total assets	25,029	12,233

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited pro forma consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022 and 2021

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2022	As of December 31, 2021
Equity and liabilities
Deferred income tax liabilities	7,500	5,287
Lease liabilities	(3,131)	(4,634)
Income tax liability	7,785	5,598
Trade and other payables	(15,511)	(14,232)
Total equity	28,386	20,214

Total equity and liabilities	25,029	12,233